Exhibit 99.2

Schedule "A"    Board of Directors – Mandate and Terms of Reference

BAYTEX ENERGY CORP.
Information Circular - Proxy Statement
for the Annual and Special Meeting to be held on Wednesday, June 1, 2016
SOLICITATION OF PROXIES
This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at the annual and special meeting of the shareholders of Baytex Energy Corp. to be held at 3:00 p.m. (Calgary time) on Wednesday, June 1, 2016 at Centennial Place, 3rd Floor, West Tower (Bow Glacier Room), 250 – 5th Street S.W., Calgary, Alberta and at any adjournment thereof. In this information circular - proxy statement, references to "Baytex", "we", "us", "our" and the "Corporation" refer to Baytex Energy Corp. and references to "Baytex Energy" refer to our wholly-owned subsidiary, Baytex Energy Ltd.
Forms of proxy must be deposited with Computershare Trust Company of Canada by mail or courier at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department or by fax to 1-866-249-7775 (outside North America to 1-416-263-9524) not less than 48 hours before the time for holding the meeting or any adjournment thereof. Registered shareholders may also vote via the internet at https://investorvote.com/. Shareholders will be prompted to enter the control number which is located on the form of proxy. A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on May 30, 2016 or at least 48 hours prior to the time of any adjournment of the meeting. The website may also be used to appoint a proxy holder to attend and vote at the meeting on the shareholder's behalf and to convey a shareholder's voting instructions.
Only shareholders of record at the close of business on April 12, 2016 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.
The persons named in the enclosed form of proxy are our officers. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES
The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.
Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to a mailing/tabulating agent who mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternatively, you can use their website or call their toll-free telephone number to instruct them how to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from a mailing/tabulating agent, it cannot be used as a proxy to vote shares directly at the meeting as it must be returned to the mailing/tabulating agent well in advance of the meeting in order to have the shares voted.
NOTICE-AND-ACCESS
We have elected to use the "notice-and-access" provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the "Notice-and-Access Provisions") for the meeting in respect of mailings to beneficial holders of our common shares (i.e., a shareholder who holds their shares in the name of a broker or an agent) and registered holders of our common shares (i.e., a shareholder whose name appears on our records as a holder of common shares). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials on-line.
We have also elected to use procedures known as 'stratification' in relation to our use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related management's discussion and analysis ("Financial Information"), to some shareholders together with a notice of a meeting of its shareholders. A paper copy of the notice of meeting, this information circular – proxy statement, and a voting direction will be mailed to those shareholders who do not hold their common shares in their own name but who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the Financial Information in respect of our most recently completed financial year was mailed to those registered and beneficial holders of our common shares who previously requested to receive such information.
We will be delivering proxy-related materials to non-objecting beneficial owners of our common shares directly with the assistance of Broadridge Investor Communications Solutions. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our common shares.
REVOCABILITY OF PROXY
You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting, you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.
PERSONS MAKING THE SOLICITATION
This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.
EXERCISE OF DISCRETION BY PROXY
The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions, your shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
We are authorized to issue an unlimited number of common shares without nominal or par value. As at April 12, 2016 there were 210,714,772 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each share you own.
When any common share is held jointly by several persons, any one of them may vote at the meeting in person or by proxy in respect of such share, but if more than one of them are present at the meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears in the register of shareholders maintained by Computershare Trust Company of Canada is entitled to cast such vote.
As at April 12, 2016, our directors and officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 2,865,805 common shares, representing approximately 1.4% of the issued and outstanding common shares (and the votes entitled to be cast at the meeting). To the knowledge of our directors and officers, as at April 12, 2016, no person or company beneficially owned, or controlled or directed, directly or indirectly, common shares entitled to more than 10% of the votes which may be cast at the meeting.
QUORUM FOR MEETING
At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than twenty-five percent (25%) of the outstanding common shares. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.
APPROVAL REQUIREMENTS
The reduction of the stated capital of the common shares is a special resolution and must be approved by not less than two-thirds of the votes cast in respect of the resolution by or on behalf of shareholders present. All other matters to be considered at the meeting are ordinary resolutions requiring approval by more than fifty percent (50%) of the votes cast in respect of the resolution by or on behalf of shareholders present.

MATTERS TO BE ACTED UPON AT THE MEETING
Election of Directors
The by-laws of Baytex provide that the number of directors shall be fixed from time to time by the shareholders or the board of directors (the "Board"). The Board has fixed the number of directors at nine. The nine nominees proposed for election as directors of Baytex are as follows:

James L. Bowzer	Edward Chwyl	Gregory K. Melchin
John A. Brussa	Naveen Dargan	Mary Ellen Peters
Raymond T. Chan	R.E.T. (Rusty) Goepel	Dale O. Shwed
Unless otherwise directed, it is the intention of management to vote proxies in favour of these nine (9) nominees. In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.
Voting for the election of directors will be conducted on an individual, and not slate, basis. Management of Baytex recommends that shareholders vote FOR the election of each of these nominees. The persons named in the enclosed form of proxy intend to vote FOR the election of each of these nominees unless the shareholder specifies authority to do so is withheld.
Majority Voting
The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders' meeting represent less than a majority of the common shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Board's consideration. In determining whether the resignation should be accepted, the Board will consider all factors that it deems relevant, including, without limitation, the composition of the Board, the voting results and whether acceptance of the resignation is in the best interests of Baytex. Absent extraordinary circumstances, the Board will accept the resignation. The Board's decision to accept or reject the resignation will be announced by way of press release within 90 days of the date of the shareholders' meeting. The policy does not apply in circumstances involving contested director elections.
Advance Notice By-Law
We have adopted an advance notice by-law ("By-Law No. 2") which was ratified by shareholders at the 2014 annual and special meeting of shareholders. By-Law No. 2 provides that advance notice must be given to Baytex in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (a) a "proposal" made in accordance with the Business Corporations Act (Alberta); or (b) a requisition of a meeting made pursuant to the Business Corporations Act (Alberta). It also stipulates a deadline by which shareholders must notify Baytex of their intention to nominate directors and sets out the information that shareholders must provide regarding each director nominee and the nominating shareholder in order for the advance notice requirement to be met. These requirements are intended to provide all shareholders with the opportunity to evaluate and review the proposed candidates and vote in an informed and timely manner regarding said nominees. No person nominated by a shareholder will be eligible for election as a director of Baytex unless nominated in accordance with the provisions of By-Law No. 2. As of the date of this information circular - proxy statement, we have not received any nominations via the advance notice mechanism.

Proposed Directors
For each person proposed to be nominated for election as a director of Baytex, the following table sets forth their name, place of residence, age (at December 31, 2015), the year in which they became a director, a brief biography, their membership on committees of the Board, their attendance at Board and committee meetings during 2015, the common shares and other securities beneficially owned, controlled or directed (directly or indirectly) and the votes for and withheld for their election at the last annual meeting of shareholders. This information is based partly on our records and partly on information received by us from the nominees.

JAMES L. BOWZER

Mr. Bowzer was appointed President, Chief Executive Officer and a director of Baytex on September 4, 2012. Prior to joining Baytex, Mr. Bowzer worked for Marathon Oil Corporation for 30 years in various positions, including Vice President, North American Production Operations and Regional Vice President, International Production. Mr. Bowzer holds a Bachelor of Science degree in Petroleum Engineering from the University of Wyoming and completed the Advanced Management Program at the Graduate School of Business at Indiana University.

Calgary, Alberta, Canada		Board / Committee Membership in 2015				Meetings Attended	Total Attendance
President and Chief Executive Officer		Board				6/6	15/15 (100%)
Age:	55	Audit Committee				5/5
Director Since:	2012	Compensation Committee				2/2
		Reserves Committee				1/1
		Nominating and Governance Committee				1/1
Baytex Securities held as at	Common Shares		Performance Awards	Restricted Awards			Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
April 1, 2016	149,308	752,512	264,667	1,333,922	66,167	333,482	2,419,916
March 2, 2015	78,035	1,535,729	156,002	3,070,119	39,002	767,559	5,373,408
Voting Results from the last annual meeting				Votes For	Votes Withheld	Total Votes Cast
Number of Votes				68,358,398	2,158,466	70,516,864
Percentage of Votes				96.94%	3.06%	100%

JOHN A. BRUSSA

Mr. Brussa holds a Bachelor of Arts, History and Economics degree and a Bachelor of Laws degree. He is the Vice Chairman of Burnet, Duckworth & Palmer LLP, a Calgary-based energy law firm where he focuses on tax law. He is also a director of a number of energy and energy-related companies. Mr. Brussa is a past governor of the Canadian Tax Foundation.

Calgary, Alberta, Canada		Board / Committee Membership in 2015				Meetings Attended	Total Attendance
Independent Director		Board				6/6	8/8 (100%)
Age:	58	Reserves Committee				1/1
Director Since:	1997	Nominating and Governance Committee (Chair)				1/1
Baytex Securities held as at	Common Shares		Performance Awards	Restricted Awards			Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
April 1, 2016	544,804	2,745,812	34,231	172,524	8,559	43,137	2,961,474
March 2, 2015	380,912	7,496,348	7,387	145,376	1,852	36,447	7,678,172
Voting Results from the last annual meeting				Votes For	Votes Withheld	Total Votes Cast
Number of Votes				51,934,933	18,581,931	70,516,864
Percentage of Votes				73.65%	26.35%	100%

RAYMOND T. CHAN

Mr. Chan was appointed Chairman of the Board of Baytex on June 1, 2014. He originally joined Baytex Energy in October 1998 and has held the following positions: Senior Vice President and Chief Financial Officer (October 1998 to August 2003); President (September 2003 to November 2007); Chief Executive Officer (September 2003 to December 2008); Interim Chief Executive Officer (May 2012 to September 2012); and Executive Chairman (January 2009 to May 2014). Mr. Chan has held senior executive positions in the Canadian oil and gas industry since 1982, including chief financial officer titles at Tarragon Oil and Gas Limited, American Eagle Petroleums Ltd. and Gane Energy Corporation. Mr. Chan holds a Bachelor of Commerce degree and is a chartered accountant.

Calgary, Alberta, Canada		Board / Committee Membership in 2015				Meetings Attended	Total Attendance
Chairman of the Board		Board (Chair)				6/6	15/15 (100%)
Age:	60	Audit Committee				5/5
Director Since:	1998	Compensation Committee				2/2
		Reserves Committee				1/1
		Nominating and Governance Committee				1/1
Baytex Securities held as at	Common Shares		Performance Awards	Restricted Awards			Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
April 1, 2016	684,146	3,448,096	41,784	210,591	10,437	52,602	3,711,290
March 2, 2015	662,108	13,030,285	29,008	570,877	7,249	142,660	13,743,823
Voting Results from the last annual meeting				Votes For	Votes Withheld	Total Votes Cast
Number of Votes				67,755,565	2,761,299	70,516,864
Percentage of Votes				96.08%	3.92%	100%

EDWARD CHWYL

Mr. Chwyl has been Lead Independent Director of Baytex and/or Baytex Energy since February 2009. From September 2003 to December 2008, Mr. Chwyl was the Chairman of the Board of Directors of Baytex Energy. Mr. Chwyl holds a Bachelor of Science degree in Chemical Engineering and a Master of Science degree in Petroleum Engineering. He is a retired businessman with over 35 years of experience in the oil and gas industry in North America, most notably as President and Chief Executive Officer of Tarragon Oil and Gas Limited from 1989 to 1998. Prior thereto, he held various technical and executive positions within the oil and gas industry in Canada and the United States.

Victoria, British Columbia, Canada		Board / Committee Membership in 2015				Meetings Attended	Total Attendance
Lead Independent Director		Board				6/6	10/10 (100%)
Age:	72	Compensation Committee (Chair)				2/2
Director Since:	2003	Reserves Committee				1/1
		Nominating and Governance Committee				1/1
Baytex Securities held as at	Common Shares		Performance Awards	Restricted Awards			Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
April 1, 2016	273,786	1,379,881	34,231	172,524	8,559	43,137	1,595,543
March 2, 2015	70,464	1,386,732	7,387	145,376	1,852	36,447	1,568,555
Voting Results from the last annual meeting				Votes For	Votes Withheld	Total Votes Cast
Number of Votes				70,233,176	283,688	70,516,864
Percentage of Votes				99.60%	0.40%	100%

NAVEEN DARGAN

Mr. Dargan holds a Bachelor of Arts (Honours) degree in Mathematics and Economics, a Master of Business Administration degree and a Chartered Business Valuator designation. He has been an independent businessman since June 2003. Prior thereto, he worked for over 20 years in the investment banking business, finishing his career as Senior Managing Director and Head of Energy Investment Banking at Raymond James Ltd.

Calgary, Alberta, Canada		Board / Committee Membership in 2015				Meetings Attended	Total Attendance
Independent Director		Board				6/6	15/15 (100%)
Age:	58	Audit Committee (Chair)				6/6
Director Since:	2003	Compensation Committee				2/2
		Reserves Committee				1/1
Baytex Securities held as at	Common Shares		Performance Awards	Restricted Awards			Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
April 1, 2016	343,300	1,730,232	34,231	172,524	8,559	43,137	1,945,894
March 2, 2015	153,978	3,030,287	7,387	145,376	1,852	36,447	3,212,111
Voting Results from the last annual meeting				Votes For	Votes Withheld	Total Votes Cast
Number of Votes				70,222,404	294,460	70,516,864
Percentage of Votes				99.58%	0.42%	100%

R.E.T. (RUSTY) GOEPEL

Mr. Goepel holds a Bachelor of Commerce (Honours) degree. He is currently Senior Vice President for Raymond James Ltd. He commenced his career in investment banking in 1968 and was President and co-founder of Goepel Shields & Partners, which later became Goepel McDermid Ltd. and was acquired by Raymond James Ltd. in 2001. He is past Chairman of the Vancouver 2010 Winter Olympics and The Business Council of British Columbia. He is a recipient of the Queen's Gold and Diamond Jubilee Medals for service to the community, financial industry and business.

Vancouver, British Columbia, Canada		Board / Committee Membership in 2015				Meetings Attended	Total Attendance
Independent Director		Board				5/6	6/7 (86%)
Age:	73	Nominating and Governance Committee				1/1
Director Since:	2005
Baytex Securities held as at	Common Shares		Performance Awards	Restricted Awards			Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
April 1, 2016	94,304	475,292	34,231	172,524	8,559	43,137	690,954
March 2, 2015	40,982	806,526	7,387	145,376	1,852	36,447	988,349
Voting Results from the last annual meeting				Votes For	Votes Withheld	Total Votes Cast
Number of Votes				70,328,299	188,565	70,516,864
Percentage of Votes				99.73%	0.27%	100%

GREGORY K. MELCHIN

Mr. Melchin holds a Bachelor of Science degree (major in accounting) and a Fellow Chartered Accountant designation from the Institute of Chartered Accountants of Alberta. He has also completed the Directors Education Program with the Institute of Corporate Directors. He is currently the Chairperson of the Board of Directors of ENMAX Corporation, a municipally-owned utility. Mr. Melchin was a member of the Legislative Assembly of Alberta from March 1997 to March 2008. Among his various assignments with the Government of Alberta, he was Minister of Energy, Minister of Seniors and Community Supports and Minister of Revenue. Prior to being elected to the Legislative Assembly of Alberta, he served in various management positions for 20 years in the Calgary business community.

Calgary, Alberta, Canada	Board / Committee Membership in 2015					Meetings Attended	Total Attendance
Independent Director	Board					6/6	13/13 (100%)
Age:	62			Audit Committee		6/6
Director Since:	2008			Reserves Committee		1/1
Baytex Securities held as at	Common Shares		Performance Awards	Restricted Awards			Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
April 1, 2016	50,812	256,092	34,231	172,524	8,559	43,137	471,754
March 2, 2015	39,842	784,091	7,387	145,376	1,852	36,447	965,914
Voting Results from the last annual meeting				Votes For	Votes Withheld	Total Votes Cast
Number of Votes				70,342,600	174,264	70,516,864
Percentage of Votes				99.75%	0.25%	100%

MARY ELLEN PETERS

Ms. Peters holds a Bachelor of Science degree (major in finance) and a Master of Business Administration degree. She has also completed executive management programs at Penn State University and Indiana University and the Oxford Energy Seminar. She is a retired businesswoman with over 30 years of experience in the petroleum industry, most notably as Senior Vice President, Transportation and Logistics (2009-2010) and Senior Vice President, Marketing (1998-2009) at Marathon Petroleum Company LP. Prior thereto, she held various technical and management positions with Marathon.

Sarasota, FL, U.S.A.	Board / Committee Membership in 2015					Meetings Attended	Total Attendance
Independent Director	Board					6/6	14/14 (100%)
Age:	59			Audit Committee		6/6
Director Since:	2013			Compensation Committee		2/2
Baytex Securities held as at	Common Shares		Performance Awards	Restricted Awards			Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
April 1, 2016	25,450	128,268	34,283	172,786	8,570	43,193	344,247
March 2, 2015	5,314	104,580	6,953	136,835	1,739	34,224	275,638
Voting Results from the last annual meeting				Votes For	Votes Withheld	Total Votes Cast
Number of Votes				70,285,392	231,472	70,516,864
Percentage of Votes				99.67%	0.33%	100%

DALE O. SHWED

Mr. Shwed holds a Bachelor of Science degree specializing in Geology. He has been President and Chief Executive Officer of Crew Energy Inc. since September 2003. Prior thereto, he was President and Chief Executive Officer of Baytex Energy from 1993 to August 2003. He commenced his career in the oil and gas industry in 1980.

Calgary, Alberta, Canada		Board / Committee Membership in 2015				Meetings Attended	Total Attendance
Independent Director		Board				5/6	6/7 (86%)
Age:	57	Reserves Committee (Chair)				1/1
Director Since:	1993
Baytex Securities held as at	Common Shares		Performance Awards	Restricted Awards			Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
April 1, 2016	230,435	1,161,392	34,231	172,524	8,559	43,137	1,377,054
March 2, 2015	129,379	2,546,179	7,387	145,376	1,852	36,447	2,728,002
Voting Results from the last annual meeting				Votes For	Votes Withheld	Total Votes Cast
Number of Votes				66,834,297	3,682,567	70,516,864
Percentage of Votes				94.78%	5.22%	100%
Notes:

(1)	The date referenced in the table is the year in which each nominee first became a director of Baytex or its wholly-owned subsidiary, Baytex Energy Ltd. (or its predecessor).

(2)
The value of the common shares was calculated by multiplying the number of common shares by the closing price of the common shares on the Toronto Stock Exchange (the "TSX") on April 1, 2016 ($5.04) and March 2, 2015 ($19.68).

(3)
The value of the performance awards and the restricted awards was calculated by multiplying the number of awards by the closing price of the common shares on the TSX on April 1, 2016 and March 2, 2015. For performance awards, a payout multiplier of 1x was assumed. The calculated value does not include the value of dividend equivalents on the awards.

Experience and Background of Directors
The following table outlines the experience and background of, but not necessarily the technical expertise of, the individual members of the Board as of December 31, 2015 based on information provided by such individuals.

Director	Enterprise Management(1)	Business Development(2)	Financial Literacy(3)	Corporate Governance(4)	Change Management(5)	Operations(6)	HS&E Management(7)	Financial Experience(8)	International Experience(9)	Human Resources(10)	Reserves Evaluation(11)	Risk Evaluation(12)
James L. Bowzer	√	√	√	√	√	√	√	√	√	√	√	√
John A. Brussa		√	√	√								√
Raymond T. Chan	√	√	√	√	√	√	√	√		√	√	√
Edward Chwyl	√	√	√	√		√				√	√
Naveen Dargan	√	√	√	√	√		√	√		√		√
R.E.T. (Rusty) Goepel	√	√	√	√	√			√		√		√
Gregory K. Melchin	√	√	√	√		√	√	√		√		√
Mary Ellen Peters	√	√	√	√		√	√			√		√
Dale O. Shwed	√	√	√	√	√	√	√			√	√	√
Total	8	9	9	9	5	6	6	5	1	8	4	8
Notes:

(1)	Enterprise Management – senior executive experience leading an organization or major business line.

(2)	Business Development – experience identifying value creation opportunities.

(3)	Financial Literacy – ability to critically read and analyze financial statements.

(4)	Corporate Governance – understanding of the requirements of good corporate governance usually gained through experience as a senior executive or a board member of a public organization.

(5)	Change Management – experience leading a major organizational change or managing a significant merger or acquisition.

(6)	Operations – experience with oil and gas operations.

(7)	HS&E Management – understanding of the regulatory environment surrounding health, safety and environmental matters in the oil and gas industry.

(8)	Financial Experience – experience in financial accounting and reporting and corporate finance.

(9)	International Experience – experience in a multi-national organization providing understanding of the challenges faced in a different cultural, political or regulatory environment.

(10)	Human Resources – management or executive experience with responsibility for human resources.

(11)	Reserves Evaluation – experience with or executive responsibility for oil and gas reserves evaluation.

(12)	Risk Evaluation – experience in evaluating and managing the variety of risks faced by an organization.

Additional Disclosure Relating to Proposed Directors
To the knowledge of our directors and executive officers, none of our proposed directors is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including us), that was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer or was subject to an Order that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Other than as disclosed below, none of our proposed directors is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets or has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
John A. Brussa, one of our directors, was formerly a director of Calmena Energy Services Inc. (a public oilfield service company) which was placed in receivership on January 20, 2015. Mr. Brussa resigned as a director of Calmena on June 30, 2014.
Mr. Brussa was formerly a director of Enseco Energy Services Corp. (a public oilfield service company) which was placed in receivership on October 14, 2015. Mr. Brussa resigned as a director of Enseco on October 14, 2015
In addition, none of our proposed directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making investment decisions.
Appointment of Auditors
Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of Deloitte LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of shareholders or until their successors are appointed and to authorize the directors to fix their remuneration. Deloitte LLP have acted as the auditors of Baytex and our predecessors since September 2003.
The following table provides information about the fees billed to us and our subsidiaries for professional services rendered by Deloitte LLP during fiscal 2015 and 2014:

	Aggregate fees billed ($000s)
	2015	2014
Audit Fees	1,018	943
Audit-Related Fees	201	640
Tax Fees	-	1
All Other Fees	-	-
	1,219	1,584

Audit Fees: Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In addition to the fees for annual audits of financial statements and review of quarterly financial statements, services in this category for fiscal 2015 and 2014 also included amounts for audit work performed in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting.
Audit-Related Fees: Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees. Audit-related fees also included reviews of prospectuses related to a public offering of common shares in 2015 and subscription receipts in 2014 and an offering memorandum related to a private placement of senior notes in 2014.
Tax Fees: Tax fees included tax planning and various taxation matters.
Advisory Vote on Executive Compensation
The underlying principle for executive compensation throughout Baytex is "pay-for-performance". We believe that this philosophy achieves the goal of attracting and retaining excellent employees and executive officers, while rewarding the demonstrated behaviours that reinforce our values and help us to deliver on our corporate objectives. A detailed discussion of our executive compensation program is provided in the "Compensation Discussion and Analysis" section of this information circular - proxy statement. After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as "Say on Pay"), the Board has determined to provide shareholders with a "Say on Pay" advisory vote at the meeting. This non-binding advisory vote on executive compensation will provide you as a shareholder with the opportunity to vote "For" or "Against" our approach to executive compensation through the following resolution:
"Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Information Circular - Proxy Statement of Baytex Energy Corp. dated April 18, 2016."
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board believes that it is essential for the shareholders to be well informed of Baytex's approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the shareholders and the Board.
Approval of Unallocated Share Awards under the Share Award Incentive Plan
Background
Our primary long-term incentive plan is a "full-value" award plan (the "Share Award Incentive Plan"), which permits the granting of restricted awards and performance awards (collectively, "Share Awards") to the directors, officers, employees and other service providers of Baytex and its subsidiaries (collectively, "Service Providers"). The Share Award Incentive Plan was approved by the unitholders of Baytex Energy Trust (our predecessor) on December 9, 2010 and came into effect on January 1, 2011. At the annual and special meeting of shareholders held on May 14, 2013, the shareholders approved the unallocated share awards under the Share Award Incentive Plan for an additional three-year period (to May 14, 2016). For a complete description of the Share Award Incentive Plan, see "Executive Compensation – Share Award Incentive Plan".
The Share Award Incentive Plan is an important component of the compensation program at Baytex. The principal purposes of the Share Award Incentive Plan are: (i) to attract and retain qualified Service Providers that Baytex and its subsidiaries require; (ii) to promote a proprietary interest in Baytex by such Service Providers and to encourage such persons to remain in the employ or service of Baytex and its subsidiaries and put forth maximum efforts for the success of the business of Baytex and its subsidiaries; and (iii) to focus management of Baytex and its subsidiaries on operating and financial performance and long-term total shareholder return.

The Share Award Incentive Plan reserves for issuance a maximum of 3.3% of the outstanding common shares (on a non-diluted basis) at the relevant time. This type of plan is referred to as a "reloading plan" under the rules of the TSX.
As of April 1, 2016, there were 1,922,307 restricted awards and 1,941,146 performance awards outstanding, representing 1.83%* of the issued and outstanding common shares on that date, leaving approximately 3.1 million common shares (representing 1.47% of the issued and outstanding common shares on that date) reserved and available for issuance pursuant to Share Awards that may be granted in the future (*calculation does not include dividend equivalents on the underlying awards and assumes a payout multiplier of 1x for the performance awards).
A copy of the Share Award Incentive Plan is accessible on the SEDAR website at www.sedar.com (filed on April 18, 2016 under the filing category Other securityholders documents).
Approval of Unallocated Share Awards
When Share Awards have been granted, common shares reserved for issuance under an outstanding Share Award are referred to as allocated awards. Additional common shares that may be issued pursuant to Share Awards that have not yet been granted are referred to as unallocated awards.
Pursuant to the rules of the TSX, all unallocated awards under "reloading plans" must be approved by an issuer's directors and equity security holders every three years. As a result, shareholders will be asked at the meeting to pass an ordinary resolution to approve all unallocated Share Awards under the Share Award Incentive Plan.
Recommendation of the Board
The Share Award Incentive Plan is an important component of the compensation program at Baytex. In order to attract and retain qualified staff in a competitive marketplace, it is imperative that Baytex have a long-term incentive plan, such as the Share Award Incentive Plan.
The Share Award Incentive Plan also aligns the interests of Service Providers with shareholders as it provides an incentive for these Service Providers to maximize total shareholder return. A portion of the Share Awards granted to all Service Providers is in the form of performance awards. The portion of performance awards increases at higher levels of responsibility reaching 80% for our President and Chief Executive Officer. The performance awards, through the payout multiplier, provide a direct link between corporate performance and the level of payout received. The payout multiplier is calculated based on pre-established corporate performance measures and can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) and 2x (for first quartile ranking). The Board believes that the pay for performance orientation of the performance awards is aligned with shareholder interests.
As the prior shareholder approval of the unallocated Share Awards will expire on May 14, 2016, all unallocated Share Awards outstanding as of such date will be cancelled and we will not be permitted to grant further Share Awards under the Share Award Incentive Plan (including in respect of currently outstanding Share Awards which are subsequently cancelled) until such time as the required shareholder approval has been obtained.
If the ordinary resolution to approve all unallocated Share Awards under the Share Award Incentive Plan is passed at the meeting, we will be required to seek similar approval from the shareholders no later than June 1, 2019.
If the shareholders do not approve the ordinary resolution, (i) all Share Awards that have been allocated and granted as of May 14, 2016 that have not yet been converted to common shares will continue unaffected in accordance with their current terms and (ii) we will have to consider alternative forms of long-term incentive plans in order to attract and retain qualified personnel.
The Board has determined that the continuation of the Share Award Incentive Plan is in the best interests of Baytex and its shareholders and unanimously recommends that shareholders vote in favour of the resolution outlined below.

Approval Requirements
At the meeting, shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution in the form set forth below to approve the unallocated Share Awards under the Share Award Incentive Plan:
BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF BAYTEX ENERGY CORP. THAT:

1.	All unallocated share awards to acquire common shares of Baytex Energy Corp. under its Share Award Incentive Plan are hereby approved and authorized until June 1, 2019; and

2.
Any director or officer of Baytex Energy Corp. is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution.

In order to be passed, the above ordinary resolution must be approved by a majority of the aggregate votes cast by shareholders at the meeting. It is the intention of the persons named in the enclosed form of proxy, if named as proxy and not expressly directed to the contrary in the form of proxy, to vote those proxies in favour of the above resolution.
Amendment of the Share Award Incentive Plan
In connection with the request that shareholders approve the Share Award Incentive Plan for an additional three years, management reviewed the terms of the plan to identify possible enhancements to ensure that the plan achieves its principal purposes (as described above). As a result of this review, the following amendments were approved by the Board on March 2, 2016 and are being presented to the shareholders for approval.
The first amendment is to increase the maximum number of common shares reserved for issuance under the Share Award Incentive Plan to 3.8% of the issued and outstanding common shares at the relevant time (previously 3.3%). With the decline in the market price of the common shares, the Corporation is required to grant more Share Awards in order to deliver the same value to Service Providers. Based on the issued and outstanding common shares as at April 1, 2016, a 0.5% increase in the rolling cap represents approximately 1.0 million common shares or $5.0 million in value based on the closing price of the common shares on the TSX on April 1, 2016. The Board believes that a 0.5% increase in the rolling cap is reasonable in the circumstances.
The second amendment is to increase the limitation on the value of Share Awards that may be granted to any one director (who is not also an officer) during a calendar year, as calculated on the date of grant, to a maximum of $150,000 (previously $100,000). The proposed increase matches a policy change adopted by a major Canadian proxy advisory firm in 2015. The Board believes that it is important to maintain a market competitive long-term incentive plan in order to attract and retain qualified directors.
These amendments, which require shareholder approval, were made in accordance with the amendment provision contained in the Share Award Incentive Plan and have been conditionally approved by the TSX. A copy of the Share Award Incentive Plan, as amended, is accessible on the SEDAR website at www.sedar.com (filed on April 18, 2016 under the filing category Other securityholders documents).
For the reasons stated above, the Board has determined that the amendment of the Share Award Incentive Plan is in the best interests of Baytex and its shareholders and unanimously recommends that shareholders vote in favour of the resolution outlined below.

Approval Requirements
At the meeting, shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution in the form set forth below to approve the amendments described above to the Share Award Incentive Plan:
BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF BAYTEX ENERGY CORP. THAT:

1.
The amendments to the Share Award Incentive Plan, as described in the Information Circular - Proxy Statement of Baytex Energy Corp. dated April 18, 2016, with such other conforming changes as the Board of Directors considers necessary or appropriate, are hereby approved; and

2.
Any director or officer of Baytex Energy Corp. is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution.

In order to be passed, the above ordinary resolution must be approved by a majority of the aggregate votes cast by shareholders at the meeting. It is the intention of the persons named in the enclosed form of proxy, if named as proxy and not expressly directed to the contrary in the form of proxy, to vote those proxies in favour of the above resolution.
Reduction of Stated Capital
Background
Pursuant to a provision of the Business Corporations Act (Alberta), we are prohibited from taking certain actions, including declaring or paying a dividend, if, among other things, there are reasonable grounds for believing that the realizable value of our assets would, as a result of the declaration or payment of the dividend, be less than the aggregate amount of our liabilities and the stated capital of our shares. By reducing the stated capital on our common shares we will reduce the aggregate amount of our liabilities and stated capital which allows us to pay a dividend without contravening such provision if, as and when a dividend is determined and declared by our Board.
Our proposed stated capital reduction reduces the stated capital account of our common shares by $3.964 billion to approximately $210 million, resulting in stated capital of approximately $1.00 per common share outstanding as of April 12, 2016 (the "Stated Capital Reduction"). A corresponding increase will be made to our contributed surplus account. The proposed Stated Capital Reduction will have no impact on our day-to-day operations, will not alter our financial condition and will have no immediate income tax consequences to a holder of common shares. It may have an effect in the future, in certain circumstances, if we are wound up or make a distribution to our shareholders, or if we redeem, cancel or acquire our common shares. As a general rule, upon such transactions, a holder of common shares will be deemed to have received a dividend to the extent that the amount paid or distributed exceeds the stated capital of the common shares.
Recommendation of the Board
Our Board believes that the Stated Capital Reduction and corresponding increase in contributed surplus will benefit us on a go-forward basis by providing us more flexibility to manage our capital structure, including our ability to pay dividends on our common shares.
The Board has determined that the Stated Capital Reduction is in the best interests of Baytex and its shareholders and unanimously recommends that shareholders vote in favour of the resolution outlined below.

Approval Requirements
At the meeting, holders of our common shares will be asked to consider and, if deemed advisable, to approve by way of special resolution in the form set forth below, the Stated Capital Reduction:
BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF BAYTEX ENERGY CORP. THAT:

1.
The stated capital account of the common shares of Baytex Energy Corp. be reduced by $3,964,000,000 effective as of June 1, 2016 and a corresponding increase be made to the contributed surplus account of Baytex Energy Corp.; and

2.
Any director or officer of Baytex Energy Corp. is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution.

In order to be passed, the above special resolution must be approved by not less than two-thirds of the aggregate votes cast by shareholders at the meeting. It is the intention of the persons named in the enclosed form of proxy, if named as proxy and not expressly directed to the contrary in the form of proxy, to vote those proxies in favour of the above resolution.
DIRECTOR COMPENSATION
General
The Compensation Committee of the Board (the "Compensation Committee") is responsible for the development and implementation of a compensation plan for directors who are not also officers of Baytex. Officers of Baytex who are also directors are not paid any compensation for acting as a director.
The main objectives of our directors' compensation plan are: (a) to attract and retain the services of the most qualified individuals; (b) to compensate the directors in a manner that is commensurate with the risks and responsibilities assumed in board and committee membership and at a level that approximates the median compensation paid to directors of an industry-specific peer group; and (c) to align the interests of directors with our shareholders. To meet and maintain these objectives, the Compensation Committee annually performs a review of the directors' compensation plan, which includes surveying the compensation paid to directors of an industry-specific peer group (see "Compensation Discussion and Analysis – How We Compensate Our Executives – Competitive Factors" for a listing of the peer group members). The Compensation Committee recommends any changes to the compensation plan to the Board for consideration and, if deemed appropriate, approval.
At a meeting held on December 8, 2014, the Compensation Committee reviewed the directors’ compensation plan and the results of the peer group survey. The Compensation Committee did not recommend (and the Board did not approve) any changes to the cash retainers and fees for 2015.

The following table sets forth the principal elements of the compensation plan for directors (who are not also officers) for the year ended December 31, 2015. In addition, directors were reimbursed for any expenses incurred to attend a board or committee meeting.

Compensation Element	Amount ($)
Chairman of the Board Retainer – Annual	260,000
Board Retainer – Annual	40,000
Additional Lead Independent Director Retainer – Annual	25,000
Additional Chair Retainers – Annual:
Audit	25,000
Compensation	8,000
Nominating and Governance	8,000
Reserves	8,000
Audit Committee Member Retainer – Annual	10,000
Meeting Attendance Fee	1,500
The following table sets forth the cash retainers and fees that were paid to each of the directors (who are not also officers) during the year ended December 31, 2015. Directors' fees are paid on a quarterly basis.

Name	Board Retainer ($)	Lead Independent Director Retainer ($)	Committee Chair Retainer ($)	Audit Committee Member Retainer ($)	Meeting Attendance Fees ($)	Total Fees Earned ($)
John A. Brussa	40,000	-	8,000	-	12,000	60,000
Raymond T. Chan	260,000	-	-	-	22,500	282,500
Edward Chwyl	40,000	25,000	8,000	-	15,000	88,000
Naveen Dargan	40,000	-	25,000	-	22,500	87,500
R.E.T. (Rusty) Goepel	40,000	-	-	-	9,000	49,000
Gregory K. Melchin	40,000	-	-	10,000	19,500	69,500
Mary Ellen Peters	40,000	-	-	10,000	21,000	71,000
Dale O. Shwed	40,000	-	8,000	-	9,000	57,000
2016 Update: At a meeting held on December 9, 2015, the Compensation Committee reviewed the directors' compensation plan and the results of the peer group survey. As a result of this review, the Compensation Committee recommended that a travel fee of $1,500 be adopted for directors who travel outside their home province/state (for more than four hours round trip) to attend a meeting. This change was subsequently considered and approved by the Board at a meeting held on December 9, 2015.
At a meeting held on March 2, 2016, the Board approved a 10% reduction in all annual retainers effective March 1, 2016.
Long-Term Incentive Compensation
Effective January 1, 2011, we adopted a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. The Share Award Incentive Plan contains the following restrictions on director participation: (1) the number of common shares issuable pursuant to the Share Award Incentive Plan to directors (who are not also officers), in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares; and (2) the value of all restricted awards and performance awards granted to any one director (who are not also an officer) during a calendar year, as calculated on the date of grant, cannot exceed $100,000. For further information, see "Executive Compensation – Share Award Incentive Plan".
At the meeting, shareholders are being asked to pass an ordinary resolution to increase the limitation on the value of Share Awards that may be granted to any one director (who is not also an officer) during a calendar year, as calculated on the date of grant, to a maximum of $150,000. See "Matters to be Acted Upon at the Meeting – Amendment of the Share Award Incentive Plan".
On December 8, 2014, the Compensation Committee approved the award of 1,169 restricted awards and 4,675 performance awards to each director (who was not also an officer) under the Share Award Incentive Plan. These awards were granted on January 18, 2015 with an issue date schedule of one-sixth on the first anniversary of the grant date and a further one-sixth every six months thereafter (with the last issuance to occur 42 months following the grant date).
The following table shows the number of common shares issuable to directors (who are not also officers) pursuant to the Share Award Incentive Plan as at December 31, 2015:

	Common Shares issuable as at December 31, 2015
	#(1)	%(2)
Share Award Incentive Plan(3)
Restricted Awards	12,245
Performance Awards	48,909
Total	61,154	0.029
Notes:

(1)
On June 1, 2014, Raymond T. Chan was appointed Chairman of the Board and ceased to be Executive Chairman. The number of restricted awards and performance awards shown in the table include awards that were granted to Mr. Chan in his capacity as Executive Chairman.

(2)	Represents the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2015.

(3)
The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents on the underlying awards and assumes a payout multiplier of 1x for the performance awards. If the payout multiplier was 2x, the total number of common shares would increase to 110,063, which represents 0.052% of the issued and outstanding common shares as at December 31, 2015.

For further information regarding the outstanding restricted awards and performance awards held by the directors (who are not also officers), see "Share-based Awards" below.

Summary Compensation Table
The following table sets forth the total compensation paid to directors (who are not also officers) for the year ended December 31, 2015.

Name	Fees earned ($)	Share-based awards(1) ($)	All other compensation ($)	Total ($)
John A. Brussa(2)	60,000	99,991	-	159,991
Raymond T. Chan	282,500	99,991	-	382,491
Edward Chwyl	88,000	99,991	-	187,991
Naveen Dargan	87,500	99,991	-	187,491
R.E.T. (Rusty) Goepel	49,000	99,991	-	148,991
Gregory K. Melchin	69,500	99,991	-	169,491
Mary Ellen Peters	71,000	99,991	-	170,991
Dale O. Shwed	57,000	99,991	-	156,991
Notes:

(1)
This column shows the total compensation value that was awarded as restricted awards and performance awards. The actual value realized pursuant to such restricted awards and performance awards may be greater or less than the indicated value. For additional information regarding the valuation methodology, see "Executive Compensation – Share Award Valuation" below.

(2)
Mr. Brussa is Vice Chairman of Burnet, Duckworth & Palmer LLP, a law firm which receives fees for the provision of legal services to Baytex. The Nominating and Governance Committee has reviewed and considered this relationship and determined that it does not interfere with the exercise of Mr. Brussa's independent judgment in his role as a member of the Board.

Share-based Awards
The following table sets forth for each director (who is not also an officer) all share-based awards outstanding as at December 31, 2015 and the value of share-based awards that vested during the year ended December 31, 2015. We do not grant option-based awards.

Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(1) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)	Value of share-based awards that vested during the year(2) ($)
John A. Brussa	1,289 RA 5,141 PA	28,805	-	74,782
Raymond T. Chan	3,167 RA 12,694 PA	71,057	-	761,814
Edward Chwyl	1,289 RA 5,141 PA	28,805	-	74,782
Naveen Dargan	1,289 RA 5,141 PA	28,805	-	74,782
R.E.T. (Rusty) Goepel	1,289 RA 5,141 PA	28,805	-	74,782
Gregory K. Melchin	1,289 RA 5,141 PA	28,805	-	74,782
Mary Ellen Peters	1,344 RA 5,369 PA	30,074	-	43,395
Dale O. Shwed	1,289 RA 5,141 PA	28,805	-	74,782

Notes:

(1)
Calculated by multiplying the number of restricted awards (RA) and performance awards (PA) by the closing price of the common shares on the TSX on December 31, 2015 ($4.48). For performance awards, a payout multiplier of 1x is assumed. The calculated value does not include the value of dividend equivalents on the underlying awards.

(2)
Calculated by multiplying the number of common shares received upon the conversion of the performance awards and the restricted awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the issue date.

COMPENSATION DISCUSSION AND ANALYSIS
Introduction
The Compensation Committee is responsible for reviewing matters relating to human resource policies and compensation programs for Baytex and its subsidiaries. The Compensation Committee has established the following objectives for the compensation program: to award compensation that is commensurate with performance; to align the interests of management with the shareholders; and to attract and retain highly capable individuals.
The Compensation Committee has been delegated authority by the Board to establish the total compensation for all of the officers of Baytex's subsidiaries in the context of the general and administrative expense budget which is approved by the Board. The Compensation Committee meets at least annually with the President and Chief Executive Officer to review other employees' salaries but direct approval of those salaries is provided by the Board annually through the approval of the general and administrative expense budget.
The Compensation Committee believes that long term shareholder value is enhanced by compensation based upon corporate performance achievements. Through the plans described below, a significant portion of the compensation for all employees, including officers, is based on corporate performance, as well as industry-competitive pay practices.
Our Compensation Committee
The Compensation Committee is comprised of the following directors: Edward Chwyl (Chairman), Naveen Dargan and Mary Ellen Peters. The Nominating and Governance Committee has determined that each of these directors is independent. See "Statement of Corporate Governance Practices – Board of Directors".
All of the Compensation Committee members have direct experience in establishing and operating executive and corporate compensation programs. Mr. Chwyl is a retired businessman with over 35 years of experience in the oil and gas industry. His direct experience with executive compensation matters includes serving as the President and Chief Executive Officer of a publicly-traded intermediate oil and gas company for nine years and on the compensation committees of several other public oil and gas companies. Mr. Dargan is a retired businessman with over 20 years of experience in the investment banking business (primarily focused on the energy sector). His direct experience with executive compensation matters includes dealing with compensation matters in the investment banking business and serving on the compensation committees of several other public companies. Ms. Peters is a retired businesswoman with over 30 years of experience in the petroleum industry, most notably as Senior Vice President, Transportation and Logistics (2009-2010) and Senior Vice President, Marketing (1998-2009) at Marathon Petroleum Company LP. As a senior officer with Marathon, she had responsibility for managing a large staff and their compensation levels. For further information, see each member's biography under "Matters to be Acted Upon at the Meeting – Election of Directors" above.
Compensation Consultants and Advisors
Other than participation in an annual energy industry compensation survey conducted by Mercer Human Resources Consulting (an independent compensation consultant), a compensation consultant or advisor was not, at any time during the year ended December 31, 2015, retained to assist in determining compensation for any of our directors and officers.

Compensation Risks
The upstream oil and gas business is very complex and highly competitive. It involves numerous known and unknown risks and uncertainties, many of which are beyond the control of management. In establishing compensation programs for Baytex and its subsidiaries, the Compensation Committee's objective is to design programs that reward performance relative to industry peers and align the interest of management with the shareholders. The Compensation Committee seeks to achieve this objective by:
Aligning the compensation framework with our annual budget and operating plans and our long-term strategic plan so that corporate objectives are a key factor in assessing the performance of our executives and employees.
Ensuring that a significant portion of short-term (annual cash bonuses) and long-term (share awards) incentive compensation is tied to corporate performance and, therefore, is at risk (not guaranteed) and variable year-over-year.
Awarding a significant portion of long-term incentive compensation in the form of performance awards which, through the payout multiplier, provides a direct link between corporate performance and the level of payout received. If threshold performance is not met, the payout multiplier will be 0x and no payouts will be made under the performance awards.
Using a variety of measures to assess corporate performance, such as total shareholder return, profitability of investment as measured by recycle ratio, which is calculated by dividing the actual historic cash flow from producing the reserves by the cost of finding and developing the reserves, annual production and health, safety and environmental performance metrics.
Our Disclosure, Trading and Confidentiality Policy prohibits directors, officers, employees and individual consultants or contractors from purchasing financial instruments (e.g., prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by such individuals.
Identification of Named Executive Officers
We are required to disclose the compensation paid to our Chief Executive Officer, Chief Financial Officer and each of the three other most highly compensated executive officers whose total annual compensation was more than $150,000 (each a "Named Executive Officer" and collectively, the "Named Executive Officers"). Each of our officers is also an officer of our wholly-owned subsidiary, Baytex Energy Ltd. Our officers are compensated by Baytex Energy Ltd. (or, in the case of Michael L. Verm, Baytex Energy USA, Inc.) and not us.
For the year ended December 31, 2015, the Named Executive Officers were: James L. Bowzer, President and Chief Executive Officer; Rodney D. Gray, Chief Financial Officer; Richard P. Ramsay, Chief Operating Officer; Geoffrey J. Darcy, Senior Vice President, Marketing; Brian G. Ector, Senior Vice President, Capital Markets and Public Affairs; and Michael L. Verm, former Vice President, U.S. Business Unit.

How We Compensate Our Executives
Executive compensation at Baytex consists of four components: (1) base salary; (2) short‑term incentive compensation; (3) long‑term incentive compensation; and (4) other benefits. Each of these compensation components is summarized in the following sections.
Base Salaries
Base salaries are an important component of the overall compensation package for officers as they are usually the largest portion of annual cash compensation. The Compensation Committee ensures that the base salaries for the President and Chief Executive Officer and the other officers are comparable to the amounts paid to similar officers of other participants in the Canadian oil and gas industry. As described below under "Competitive Factors", the level of salaries relative to the Canadian oil and gas industry is verified using independent and industry-specific compensation data.
Short-Term Incentive Compensation
Short-term incentive compensation, paid in the form of an annual cash bonus, represents incentive or at risk compensation which serves to motivate and align performance with the Corporation's short-term objectives and shareholder interests. Starting in 2015, we adopted a new plan which is based upon a series of corporate and individual performance measures and objectives established at the beginning of each performance year.
Each employee has an annual bonus target, expressed as a percentage of base salary. Individual targets vary by organization level, with more senior positions having proportionately more pay at risk (and weighted more heavily towards corporate performance), reflecting the nature and impact of their contributions. The Compensation Committee approves the annual bonus target for each of our officers. In doing so, the Compensation Committee takes into account the officer's respective responsibilities, base salary and the positioning of their annual bonus target compared to market. Short-term incentive compensation is generally targeted at the market 50th percentile (based on the annual energy industry compensation survey conducted by Mercer Human Resources Consulting).
Utilizing each employee's annual bonus target, an aggregate annual bonus pool is calculated for the Corporation. The size of this pool may be adjusted up or down by up to 30% based on the Compensation Committee's assessment of corporate performance (as described in the next paragraph).
At the beginning of each fiscal year, the Compensation Committee approves the measures (and associated performance targets) that will be used to measure corporate performance for the fiscal year. These performance targets are primarily quantitative in nature and are communicated to all employees. Greater weight is assigned to quantifiable and measurable performance indicators to focus all employees on performance measures and outcomes that are within their influence. An overall corporate performance factor is approved by the Compensation Committee, which is utilized to determine the size of the aggregate annual bonus pool. For a listing of the measures (and associated performance targets) used to measure corporate performance in 2015, see "How We Measure Performance – Measuring Performance under the Short-Term Incentive Compensation Plan" below.
Long-Term Incentive Compensation
Our Share Award Incentive Plan forms the basis of our long-term incentive compensation program. This plan is a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. For further information, see "Executive Compensation – Share Award Incentive Plan".
Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award with such common shares to be issued on dates determined by the Compensation Committee. The number of common shares to be issued on the applicable issue date for a restricted award is adjusted to account for the payment of dividends from the grant date to the applicable issue date.

Each performance award entitles the holder to be issued the number of common shares designated in the performance award multiplied by a payout multiplier, with such common shares to be issued on dates determined by the Compensation Committee. The payout multiplier is dependent on the performance of Baytex relative to pre-defined corporate performance measures for a particular period and can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) and 2x (for first quartile ranking). For those performance awards where the issue date occurs on the second or third anniversary of the grant date, the payout multiplier will be the arithmetic average of the payout multiplier for each of the two or three preceding fiscal years, respectively. The number of common shares to be issued on the applicable issue date for a performance award is adjusted to account for the payment of dividends from the grant date to the applicable issue date.
For share awards granted in 2014 and 2015, the Compensation Committee's practice was to issue common shares pursuant to restricted and performance awards as to one-sixth on the first anniversary of the grant date and as to one-sixth every six months thereafter (with the last issuance to occur 42 months following the grant date).
On December 9, 2015, the Compensation Committee approved a change to its grant practice. For any new share awards granted after December 9, 2015, the Compensation Committee's practice is to issue common shares pursuant to restricted and performance awards as to one-sixth on the six month anniversary of the grant date and as to one-sixth every six months thereafter (with the last issuance to occur 36 months following the grant date). The change enhanced the value of the Share Awards to Service Providers by shortening the period of time they must wait before the first issue date occurs.
The Compensation Committee is responsible for determining the allocation of the share awards between restricted and performance awards. The performance awards, through the payout multiplier, provide a direct link between corporate performance and the level of payout received. The Compensation Committee believes that the pay for performance orientation of the performance awards is aligned with shareholder interests. The portion of performance awards received relative to restricted awards increases with greater levels of responsibility. As a result, a significant portion (typically 65-80%) of the share awards granted to the Named Executive Officers are in the form of performance awards.
Other Benefits
The employment benefits provided to employees are generally typical of those provided by participants in the Canadian oil and gas industry and include life and disability insurance and extended health and dental coverage. Officers also receive parking and certain perquisites.
Baytex has established a savings plan to assist its employees in meeting their savings goals. Under this plan, employees contribute a percentage of their gross salary to the plan each pay period. Baytex matches each employee's contributions to a maximum of 10% of their gross salary. Baytex's contributions vest immediately in favour of the employee. The employee contributions are allocated by the employee to either an RRSP, a spousal RRSP or a tax-free savings account. Baytex's contributions are allocated by the employee to an RRSP, a spousal RRSP, a tax-free savings account, a non-registered investment account or a health spending account. Investment options under this plan include a suite of professionally managed investment funds and our common shares.
Competitive Factors
For Baytex to attract and retain qualified and experienced officers and employees, its overall compensation levels must be competitive with other participants in the Canadian oil and gas industry. To understand compensation practices in the marketplace, the President and Chief Executive Officer prepares, at the direction of the Compensation Committee, a comparative compensation analysis for our officers and employees on an annual basis.
As part of the comparative compensation analysis, the Compensation Committee is provided with (i) the results of an annual energy industry compensation survey conducted by Mercer Human Resources Consulting, an independent compensation consultant; and (ii) a summary (based on publicly available information) of the compensation paid to the officers of an industry-specific peer group prepared by the President and Chief Executive Officer at the direction of the Compensation Committee. For 2015, the members of the peer group were:

ARC Resources Ltd.	MEG Energy Corp.	Trilogy Energy Corp.
Bonavista Energy Corporation	Pengrowth Energy Corporation	Vermilion Energy Inc.
Crescent Point Energy Corp.	Penn West Petroleum Ltd.	Whitecap Resources Inc.
Enerplus Corporation	Peyto Exploration & Development Corp.
Lightstream Resources Ltd.	Tourmaline Oil Corp.

How We Measure Performance
In establishing overall compensation levels, the Compensation Committee first assesses performance at the corporate level. Measures commonly used by the Compensation Committee to assess corporate performance include total shareholder return, annual production and recycle ratio.
The Compensation Committee then assesses the individual performance of the President and Chief Executive Officer and each of the other officers of Baytex Energy. The Chairman of the Board assists the Compensation Committee with the performance assessment of the President and Chief Executive Officer. The President and Chief Executive Officer assists the Compensation Committee with the performance assessment of the other officers.
The following table presents the total shareholder return (assuming reinvestment of dividends) for us, the S&P/TSX Oil & Gas Exploration & Production Index, the S&P/TSX Composite Index and the S&P 500 Index for the periods indicated.

Period	Baytex Energy Corp.	S&P/TSX Oil & Gas Exploration & Production Index	S&P/TSX Composite Index	S&P 500 Index
Year ended December 31, 2015	-75.6%	-32.1%	-8.3%	1.4%
Five-year period ended December 31, 2015 (compound annual return)	-33.8%	-15.2%	2.3%	12.6%

The year ended December 31, 2015 was one of the most challenging the oil and gas industry has faced. Global oversupply of crude oil weighed on the market, resulting in a 48% decrease in the WTI oil price, which averaged US$48.79/bbl in 2015 (and ended 2015 under US$40/bbl), down from an average of US$92.97/bbl in 2014. Our share price performance in 2015 reflected this weak crude oil price environment.
The decline in global crude oil prices significantly stressed our business model. Our priorities shifted from growing our production through the efficient development of our high quality assets and paying a meaningful dividend to our shareholders to preserving strong levels of financial liquidity.
We undertook several steps to preserve strong levels of financial liquidity in 2015, including completing an equity financing, adjusting the timing and level of capital spending, negotiating cost reductions with service providers, reducing staffing levels and suspending the monthly dividend. In addition, we worked with our bank lending syndicate to relax the financial covenants contained in our unsecured revolving credit facilities twice during 2015. In each case, these amendments were obtained pro-actively as we remained in compliance with our unamended financial covenants throughout 2015.
For the year ended December 31, 2015, we achieved average annual production of 84,648 boe/d, in line with our production guidance range of 84,000 to 88,000 boe/d announced in February 2015 and subsequently tightened to 84,000 to 86,000 boe/d in August 2015. This was accomplished with an exploration and development capital program of $521 million, in line with our guidance of $500 to $575 million announced in February 2015. Our capital program was funded largely by our funds from operations which totaled $516 million.

The addition of the Eagle Ford assets to our portfolio in 2014 provided us with exposure to one of the premier resource plays in North America. In 2015, we focused our development activity in the Eagle Ford, where we directed 86% of our exploration and development expenditures and continued to delineate the multi-zone potential of our acreage position. In the Eagle Ford, production during the fourth quarter of 2015 increased 6% as compared to the fourth quarter of 2014 and proved plus probable reserves at year-end 2015 increased 8% (to 203 million boe) as compared to year-end 2014.
A significant accomplishment in 2015 was realizing over $150 million in efficiencies from cost reductions across all of our operations, including drilling and completions, production and operating expenses, transportation expenses, and general and administrative expenses.
We achieved second quartile performance on a recycle ratio basis for the year ended December 31, 2014 relative to 16 comparable companies in the S&P/TSX Oil & Gas E&P Index. This comparator group excluded companies with significant international operations or a production mix that was predominantly natural gas.
Measuring Performance under the Short-Term Incentive Compensation Plan
The Compensation Committee met in December 2015 to assess the Corporation's 2015 performance relative to the pre-established targets. The following table summarizes the results of the assessment:

Corporate Performance Measure	Weighting	Target	2015 Results	2015 Results relative to Target(3)	Performance Factor(4)
Health, Safety & Environment (20%)
Total Recordable Injury Frequency(1)	5%	0.88	1.08	86%	4.3%
Lost Time Injury Frequency(2)	5%	0.31	0.59	72%	3.6%
Spills to Environment (#)	5%	260	181	130%	6.5%
Spills to Environment (barrels)	5%	4,200	2,804	130%	6.5%
Operating Performance (60%)
Annual Production Rate (boe/d)	30%	86,382	84,648	70%	21.0%
Capital Expenditures ($ millions)	15%	557.6	521.0	125%	18.7%
Operating Expenses ($/boe)	15%	12.24	10.36	130%	19.5%
Sustainability (20%)
Reserves Developed (mmboe)	15%	32.3	30.8	86%	12.9%
Capital Efficiency ($/boe)	5%	17.26	16.85	104%	5.2%
Total	100%				98.2%
Notes:

(1)	Total Recordable Injury Frequency represents the number of recordable injuries per 200,000 hours worked.

(2)	Lost Time Injury Frequency represents the number of lost time injuries per 200,000 hours worked.

(3)	For each Corporate Performance Measure, low, target and high levels of performance are set. 2015 Results relative to Target can range from 70% to 130% of target.

(4)	The Performance Factor is calculated by multiplying the Weighting by the 2015 Results relative to Target.

Measuring Performance under the Long-Term Incentive Compensation Plan

On December 8, 2014, the Compensation Committee established the corporate performance measures listed in the table below (and the weighting of each measure) for purposes of calculating the 2015 payout multiplier, which is used to determine the number of common shares to be issued pursuant to performance awards with issue dates in 2016. The Compensation Committee met on December 9, 2015 to assess our performance relative to such corporate performance measures and to establish the 2015 payout multiplier. Listed below are the results of the assessment:

Corporate Performance Measure	Results / Quartile Ranking	Multiplier	Weighting	Weighted Multiplier
Relative Total Shareholder Return ("TSR") for one-year period ended November 30, 2015	Baytex's TSR of -74% ranked 32 out of the 34 member companies of the S&P/TSX Oil & Gas Exploration & Production Index for this period resulting in a fourth quartile ranking.	0.0	25.0%	0.000
Relative TSR for three-year period ended November 30, 2015	Baytex's TSR of -85% ranked 29 out of the 30 member companies of the S&P/TSX Oil & Gas Exploration & Production Index for this period resulting in a fourth quartile ranking.	0.0	25.0%	0.000
Relative Recycle Ratio for one-year period ended December 31, 2014 (including future development costs)	Baytex ranked 8 out of 16 comparable companies in the S&P/TSX Oil & Gas E&P Index resulting in a second quartile ranking.	1.5	12.5%	0.188
2015 Production Volumes	Actual 2015 production of 84,648 boe/d resulted in a third quartile ranking.	1.0	12.5%	0.125
Attainment of Health, Safety and Environmental performance targets during 2015	Baytex exceeded the performance target on two of the four measures for this period resulting in a third quartile ranking.	1.0	12.5%	0.125
Development and execution of strategic plan	The Compensation Committee evaluated management's performance and assigned a first quartile ranking.	2.0	12.5%	0.250
Total				0.688
Payout Multiplier				1.0x

Pursuant to the terms of the Share Award Incentive Plan, the aggregate weighted multiplier for the applicable period is rounded up or down to determine the payout multiplier, which will be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) and 2x (for first quartile ranking). For 2015, the aggregate weighted multiplier of 0.688x was rounded up to 1.0x.

2015 Compensation Decisions
The Compensation Committee met in December 2015 to establish bonuses and long-term incentive plan awards for 2015 performance and base salaries for 2016. In establishing overall compensation levels, the Compensation Committee considered corporate and individual performance during the year ended December 31, 2015 and competitive factors in the local marketplace.
Base Salaries
The Compensation Committee met in December 2015 to establish base salaries for the officers for 2016. Factors considered by the Compensation Committee included corporate and individual performance, the current macro environment for the oil and gas industry and competitive factors in the local marketplace. Based on its assessment of these factors, the Compensation Committee determined that base salaries for all positions should be kept flat at 2015 levels.
2016 Update: As a continued cost control measure, all full-time employee salaries were reduced by 10% effective March 31, 2016.
Short-Term Incentive Compensation
In formulating its recommendation for the size of the aggregate annual bonus pool for 2015, the Compensation Committee considered the weighted average quantitative results from the corporate performance scorecard (being 98.2%) in conjunction with annual shareholder returns, the competitive environment for labour, information regarding the peer group's plans for short-term incentive plan compensation for 2015 and the Chief Executive Officer's recommendation. After consideration of these factors and the current macro environment for the oil and gas industry, the Compensation Committee reduced the performance factor to 50% (from 98.2%) in formulating its recommendation for establishing the size of the aggregate annual bonus pool. The Board accepted the recommendation of the Compensation Committee.
In recommending annual bonuses for the officers of the Corporation, the Compensation Committee, with the assistance of the Chief Executive Officer, evaluates the performance of each officer. The following table sets for the annual bonus amounts paid to the Named Executive Officers for 2015 performance (which were approved by the Board):

Name	2015 Base Salary	Annual Bonus Target (as % of Base Salary)	2015 Annual Bonus
			Amount	As % of Base Salary
James L. Bowzer	$620,000	100%	$310,000	50%
Rodney D. Gray	$350,000	80%	$140,000	40%
Richard P. Ramsay	$390,000	80%	$160,000	41%
Geoffrey J. Darcy	$330,000	65%	$90,000	27%
Brian G. Ector	$295,000	65%	$90,000	31%
The annual bonuses paid to our Named Executive Officers for performance during 2015 averaged 40% of their 2015 base salaries, which represented a 52% reduction from 2014 when annual bonuses averaged 83% of base salaries.

Long-Term Incentive Compensation
On December 8, 2014, the Compensation Committee approved the annual awards under the Share Award Incentive Plan. An aggregate of 595,360 restricted awards and 495,439 performance awards were approved for grant to eligible directors, officers, employees and other service providers of Baytex and its subsidiaries during 2015. The following table details the restricted and performance awards granted to each of the Named Executive Officers during 2015.

Name	Restricted Awards(1) (#)	Performance Awards(1) (#)	Performance Awards as % of Total Award (%)
James L. Bowzer	15,000	60,000	80
Rodney D. Gray	8,750	26,250	75
Richard P. Ramsay	9,250	27,750	75
Geoffrey J. Darcy	6,650	12,350	65
Brian G. Ector	8,750	16,250	65
Michael L. Verm	5,000	15,000	75
Note:

(1)
These awards were granted on January 18, 2015 and have an issue date schedule of one-sixth on the first anniversary date of the grant and a further one-sixth every six months thereafter (with the last issuance to occur 42 months following the grant date). The value of these grants is reported in the Summary Compensation Table.

Performance Graph
The following graph presents the five-year cumulative total return from an investment of $100 in each of Baytex Energy Corp., the S&P/TSX Oil & Gas Exploration & Production Index, the S&P/TSX Composite Index and the S&P 500 Index on December 31, 2010, assuming reinvestment of dividends.

The compensation received by the Named Executive Officers generally corresponds with fluctuations in our total return over the periods indicated on the above graph. Due to the inherent link between the value of our share awards and fluctuations in the market price of the common shares, the underlying value of long-term incentive awards naturally followed fluctuations in our total return.

The Compensation Committee met in December 2014 to approve 2015 base salaries for our Named Executive Officers. 2015 base salaries for our Named Executive Officers increased by an average of 3.6% from 2014 levels (in 2014 they increased by 5.3% from 2013 levels). The reduced level of base salary increases was reflective of our total shareholder return for the year ended December 31, 2014 of -50.6%, as compared to the S&P/TSX Oil & Gas Exploration & Production Index (-22.3%), the S&P/TSX Composite Index (+10.8%) and the S&P 500 Index (+13.9%).
The Compensation Committee met in December 2015 to approve annual bonuses for our Named Executive Officers for 2015 performance. The annual bonuses paid to our Named Executive Officers for performance during 2015 averaged 40% of their 2015 base salaries, which represented a 52% reduction from 2014 when annual bonuses averaged 83% of base salaries. This decrease was reflective of our total shareholder return for the year ended December 31, 2015 of -75.6%, as compared to the S&P/TSX Oil & Gas Exploration & Production Index (-32.1%), the S&P/TSX Composite Index (-8.3%) and the S&P 500 Index (+1.4%). For a description of the factors considered by the Compensation Committee in establishing annual bonuses for 2015 performance, see "How We Measure Performance – Measuring Performance under the Short-Term Incentive Compensation Plan" above.
Supplemental Information about our Compensation Programs
Share Award Incentive Plan – Historical Payout Multipliers
The following table sets forth the payout multipliers applicable to performance awards that were previously granted. For those performance awards where the issue date occurred on the second or third anniversary of the grant date, the payout multiplier is calculated as the arithmetic average of the payout multiplier for each of the two or three preceding fiscal years, respectively. For example, performance awards that were granted in 2012 with an issue date in 2014 have a payout multiplier of 1.75x, being the arithmetic average of the 2012 payout multiplier of 2x and the 2013 payout multiplier of 1.5x.

Grant Year	Issue Year
	2013	2014	2015	2016	2017	2018
2012	2x	1.75x	1.67x	-	-	-
2013	-	1.5x	1.5x	1.33x	-	-
2014	-	-	1.5x	1.25x	TBD	-
2015	-	-	-	1.0x	TBD	TBD

Share Award Incentive Plan – Historical Grant Information
The following table shows the number of common shares issuable to all directors, officers, employees and other service providers of Baytex and its subsidiaries pursuant to the Share Award Incentive Plan as at December 31, 2015.

	Common Shares issuable as at December 31, 2015
	#	%(1)
Share Award Incentive Plan(2)
Restricted Awards	611,000
Performance Awards	495,000
Total	1,106,000	0.53
Notes:

(1)	Represents the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2015.

(2)
The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents on the underlying awards and assumes a payout multiplier of 1x for the performance awards. If the payout multiplier was 2x, the total number of common shares would increase to 1,601,000, which represents 0.76% of the issued and outstanding common shares as at December 31, 2015.

The following table summarizes the number of share awards granted during the periods noted below and the potential dilutive effect of such share awards.

Period	Share Awards Granted		Weighted Average Common Shares Outstanding	Burn Rate(1) Assuming a Payout Multiplier of:
	Restricted	Performance		0x	1x	1.5x	2x
2011	389,000	243,000	115,960,000	0.34%	0.55%	0.65%	0.75%
2012	370,000	306,000	119,959,000	0.31%	0.56%	0.69%	0.82%
2013	437,000	374,000	123,749,000	0.35%	0.66%	0.81%	0.96%
2014	533,000	483,000	148,932,000	0.36%	0.68%	0.84%	1.01%
2015	611,000	495,000	198,207,000	0.31%	0.56%	0.68%	0.81%
Note:

(1)
The Burn Rate for a given period is calculated by dividing the number of share awards granted during such period by the weighted average number of common shares outstanding during such period. The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents on the underlying awards.

For further information regarding the outstanding restricted awards and performance awards held by the Named Executive Officers, see "Executive Compensation – Outstanding Share-based Awards" and "Executive Compensation – Incentive Plan Awards – Value Vested or Earned during the Year" below.

Compensation of our Chief Executive Officer
With respect to share awards granted to James L. Bowzer, our President and Chief Executive Officer, the following tables compare the grant date value of share awards (as reported in the Summary Compensation Table) to the value of the common shares received upon the conversion of the share awards. As the share awards typically convert into common shares over a 36-month vesting period, estimated values have been used for future issue dates.

Grant Year	Realized Value(1)			Estimated Value(2)			Total Value
	2013	2014	2015	2016	2017	2018
2012	1,370,046	1,290,388	135,551	N/A	N/A	N/A	2,795,985
2013	N/A	1,604,552	751,551	92,561	N/A	N/A	2,448,664
2014	N/A	N/A	350,621	44,800	89,600	44,800	529,821
2015	N/A	N/A	54,949	56,000	112,000	112,000	334,949

Grant Year	Reported Value(3)	Total Value	Total Value less Reported Value	Total Value as % of Reported Value
2012	2,339,500	2,795,985	456,485	120%
2013	3,002,800	2,448,664	(554,136)	82%
2014	2,884,800	529,821	(2,354,979)	18%
2015	1,283,250	334,949	(948,301)	26%
Total	9,510,350	6,109,420	(3,400,930)	64%
Notes:

(1)
Realized Value is calculated by multiplying the number of common shares received upon the conversion of the share awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the issue date. This represents the value that could have been realized had the common shares been sold on the issue date.

(2)
Estimated Value represents the future value of share awards that have not vested. It is calculated by multiplying the number of share awards by the closing price of the common shares on the TSX on December 31, 2015 ($4.48). For performance awards, a payout multiplier of 1x is assumed. Estimated Value does not include the value of dividend equivalents on the underlying awards.

(3)	Reported Value represents the value of the share awards on the date of grant. This is the amount reported in the Summary Compensation Table.

The Realized Value in the table above represents the value that Mr. Bowzer could have received had the common shares been sold on the dates they were received.  Since Mr. Bowzer joined Baytex on September 1, 2012, his practice has been to sell a sufficient number of the common shares received upon the conversion of the share awards to pay income taxes owing and to retain the remainder.  As at April 1, 2016, Mr. Bowzer held 149,308 common shares, which had a cost base of $3,895,014 ($26.09 per share) and a market value of $752,512 ($5.04 per share), resulting in an unrealized loss of $3,142,502.

Cost of Management Ratios
We evaluate cost of management on a long term basis relative to that of our industry peers and believe our total cost is aligned with our goal of creating value for our shareholders.

Parameter and Ratios	2012	2013	2014	2015
Total cash compensation for the Named Executive Officers ($ millions)	$3.9	$3.8	$3.4	$3.0
As a % of total market capitalization(1)	0.08%	0.07%	0.11%	0.32%
As a % of funds from operations(2)	0.74%	0.63%	0.39%	0.58%
Total shareholder return	-20.5%	3.5%	-50.6%	-75.6%
Notes:

(1)	Total market capitalization is calculated by multiplying the number of common shares outstanding at year-end by the closing price of the common shares on the last trading day of the year.

(2)
Funds from operations is a non-GAAP measure that represents cash generated from operating activities adjusted for finance costs, changes in non-cash operating working capital and other operating items. For a reconciliation of funds from operations to cash flow from operating activities, see Management's Discussion and Analysis of the operating and financial results for the year ended December 31, 2015.

General and Administrative Expenses
As a final check on the reasonableness of overall compensation at Baytex, the Compensation Committee compares our general and administrative costs per unit of production to the average for the members of the peer group listed above. The Compensation Committee's expectation is that our general and administrative costs per unit of production should approximate the average for the peer group. Based on publicly reported data for the nine month period ended September 30, 2015, our general and administrative costs per unit of production of $1.99/boe were approximately 7% lower than the peer group average of $2.14/boe.

EXECUTIVE COMPENSATION
Summary Compensation Table
Each of our officers is also an officer of our wholly-owned subsidiary, Baytex Energy Ltd. Our officers are compensated by Baytex Energy Ltd. (or, in the case of Michael L. Verm, Baytex Energy USA, Inc.) and not us. The following table sets forth information concerning the compensation paid to our Named Executive Officers for the three most recently completed financial years.

Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation(3) ($)	Total compensation ($)
					Annual incentive plans(2) ($)	Long-term incentive plans ($)
James L. Bowzer President and Chief Executive Officer	2015 2014 2013	620,000 600,000 575,000	1,283,250 2,884,800 3,002,800	- - -	310,000 620,000 600,000	- - -	- - -	62,000 60,000 57,500	2,275,250 4,164,800 4,235,300
Rodney D. Gray (4) Chief Financial Officer	2015 2014	350,000 255,000	598,850 2,404,000	- - -	140,000 240,000	- - -	- - -	35,000 25,500	1,123,850 2,924,500
Richard P. Ramsay Chief Operating Officer	2015 2014 2013	390,000 352,916 305,000	633,070 1,462,675 521,280	- - -	160,000 320,000 200,000	- - -	- - -	39,000 35,292 30,500	1,222,070 2,170,883 1,056,780
Geoffrey J. Darcy Senior Vice President, Marketing	2015 2014 2013	330,000 317,916 300,000	325,090 817,360 777,360	- - -	90,000 195,000 165,000	- - -	- - -	33,000 31,792 30,000	778,090 1,362,068 1,272,360
Brian G. Ector Senior Vice President, Capital Markets and Public Affairs	2015 2014 2013	295,000 276,250 250,000	427,750 796,920 521,280	- - -	90,000 215,000 130,000	- - -	- - -	29,500 27,625 25,000	842,250 1,315,795 926,280
Michael L. Verm(5) Former Vice President, U.S. Business Unit	2015 2014	431,067 232,108	402,027 988,307	- -	- 121,495	- -	- -	305,242 23,211	1,138,337 1,365,120
Notes:

(1)
This column shows the total compensation value that was awarded as restricted awards and performance awards. The actual value realized pursuant to such restricted awards and performance awards may be greater or less than the indicated value. For additional information regarding the valuation methodology, see " – Share Award Valuation" below.

(2)
The amounts shown in the table above for 2015 represent the annual bonuses awarded for 2015, which were paid, at the option of the Named Executive Officer, in either December 2015 or January 2016. See "Compensation Discussion and Analysis – 2015 Compensation Decisions – Short-Term Incentive Compensation".

(3)
The amounts shown in the table above represent Baytex's matching contributions to the employee savings plan. See "Compensation Discussion and Analysis – How We Compensate Our Executives – Other Benefits". The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total salary for the financial year.

(4)	Mr. Gray commenced employment with Baytex on April 1, 2014. His annualized salary for 2014 was $340,000.

(5)
Mr. Verm ceased employment with Baytex on October 26, 2015. The amount shown in the table for All Other Compensation for 2015 includes a retiring allowance of US$205,000. All amounts shown in the table for Mr. Verm have been converted to Canadian dollars using an exchange rate of 1.2787 CAD/USD for 2015 and 1.1045 CAD/USD for 2014.

Share Award Valuation

During 2015, share awards were granted on January 18, July 1 and December 30. Each of the directors and the Named Executive Officers were recipients of the awards granted on January 18, 2015.
For purposes of this executive compensation disclosure, the fair value of the share awards was determined by multiplying the number of restricted and performance awards granted by the weighted average trading price of the common shares on the TSX for the five-day period ended prior to the grant date. This calculation assumes a payout multiplier of 1x for the performance awards and does not include the value of the dividend equivalents that may accumulate on the restricted and performance awards under the Share Award Incentive Plan.
The fair value of the share awards presented in this executive compensation disclosure differs from the fair value determined in accordance with International Financial Reporting Standards ("IFRS") for financial statement purposes. Under IFRS 2 "Share-based Payment", the fair value of share awards is determined at the date of grant using the weighted average trading price of the common shares on the TSX for the five-day period ended prior to the grant date and, for performance awards, an estimated payout multiplier.
The main difference between Baytex's approach to calculating the fair value of the share awards for purposes of this executive compensation disclosure and IFRS is the estimated payout multiplier for purposes of valuing the performance awards.
Pursuant to the terms of the Share Award Incentive Plan, the payout multiplier for performance awards is dependent on the performance of Baytex relative to pre-defined corporate performance measures for a particular period and can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) and 2x (for first quartile ranking). For purposes of this executive compensation disclosure, the Compensation Committee determined to use a payout multiplier of 1x, being the mid-point of the low and high payout multipliers. Under IFRS, an initial estimated payout multiplier, based on historical performance, of 1.19x was used. This multiplier is adjusted on an on-going basis as new information becomes available. The current multipliers applied to the various tranches of each grant fall within a range of 1.00x to 1.33x. As there can be no assurance that future performance will match historical performance, the Compensation Committee prefers to use a mid-point payout multiplier. This approach is also consistent with the approach followed by other issuers in the peer group with similar plans and with the methodology specified in the Share Award Incentive Plan for calculating the value of any performance awards granted to directors (who are not also officers).
The following table sets forth the fair value of the share awards on the applicable grant date and the payout multipliers used by Baytex for this executive compensation disclosure and determined in accordance with IFRS.

Grant Date	Fair Value of Share Awards	Payout Multiplier for Performance Awards
		Baytex	IFRS
January 18, 2015	$17.11	1.0x	1.19x
July 1, 2015	$20.21	1.0x	1.19x
December 30, 2015	$4.16	1.0x	1.19x

Outstanding Share-based Awards
The following table sets forth for each Named Executive Officer all share-based awards outstanding as at December 31, 2015. We do not grant option-based awards.

Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(1) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

James L. Bowzer	24,501 RA 98,001 PA	548,909	-
Rodney D. Gray	10,418 RA 31,251 PA	186,677	-
Richard P. Ramsay	13,973 RA 37,614 PA	231,111	-
Geoffrey J. Darcy	10,910 RA 20,260 PA	139,642	-
Brian G. Ector	11,491 RA 21,340 PA	147,083	-
Michael L. Verm	nil RA nil PA	-	-
Note:

(1)
Calculated by multiplying the number of restricted awards (RA) and performance awards (PA) by the closing price of the common shares on the TSX on December 31, 2015 ($4.48). For performance awards, a payout multiplier of 1x is assumed. The calculated value does not include the value of dividend equivalents on the underlying awards.

Incentive Plan Awards – Value Vested or Earned during the Year
The following table sets forth for each Named Executive Officer the value of share-based awards that vested during the year ended December 31, 2015 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2015.

Name	Value of share-based awards that vested during the year(1) ($)	Non-equity incentive plan compensation Value earned during the year(2) ($)
James L. Bowzer	1,292,671	310,000
Rodney D. Gray	582,321	140,000
Richard P. Ramsay	545,010	160,000
Geoffrey J. Darcy	428,647	90,000
Brian G. Ector	405,116	90,000
Michael L. Verm	77,978	-
Notes:

(1)
Calculated by multiplying the number of common shares received upon the conversion of the performance awards and the restricted awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the issue date.

(2)
The amounts shown in the table above for each of the Named Executive Officers represent the annual bonus awarded for 2015 and was paid, at the option of the Named Executive Officer, in either December 2015 or January 2016. See "Compensation Discussion and Analysis – 2015 Compensation Decisions – Short-Term Incentive Compensation".

Please note that the values in this table for share-based awards differ from the values shown in the Summary Compensation Table above. The values reported in this table represent the value of those awards that vested during the year. The values reported in the Summary Compensation Table represent an estimate of the fair value of awards that were granted during the year. See " – Share Award Valuation".
Share Award Incentive Plan
At a special meeting held on December 9, 2010, the unitholders of Baytex Energy Trust (our predecessor) approved the adoption by Baytex effective January 1, 2011 of a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. At the annual and special meeting of shareholders held on May 14, 2013, the shareholders approved the unallocated share awards under the Share Award Incentive Plan for an additional three-year period (to May 14, 2016).
On December 9, 2015, the Board approved (i) the amendment of the Share Award Incentive Plan to remove the prohibition on establishing issue dates for a restricted or performance award that would result in all of the common shares underlying such award being issued prior to the third anniversary of the grant date, and (ii) the amendment of share awards previously granted under the Share Award Incentive Plan (and held by service providers who request such amendment) to change the issue date from January 18, 2016 to December 30, 2015. These amendments were made in accordance with the amendment provision contained in the Share Award Incentive Plan, have been approved by the TSX and did not require shareholder approval.
On March 2, 2016, the Board approved the amendment of the Share Award Incentive Plan to (i) revise the issue date schedule for Share Awards such that the common shares underlying such awards shall be issued as to one-sixth on the six month anniversary of the grant date and as to one-sixth every six months thereafter (with the last issuance to occur 36 months following the grant date) (previously, one-third on the first, second and third anniversaries of the grant date), (ii) revise the treatment of Share Awards held by participants who are on a leave of absence such that if the leave of absence exceeds three months in duration, the issue dates are extended by the length of the leave of absence (previously extended by the length of the leave of absence less three months), and (iii) specify that in the event of a change of control the Compensation Committee shall determine the payout multiplier for the current period by assessing performance relative to the pre-established corporate performance measures. These amendments were made in accordance with the amendment provision contained in the Share Award Incentive Plan, have been conditionally approved by the TSX and did not require shareholder approval.
On March 2, 2016, the Board also approved the amendment of the Share Award Incentive Plan to (i) increase the maximum number of common shares reserved for issuance to 3.8% of the issued and outstanding common shares at the relevant time (previously 3.3%), and (ii) increase the limitation on the value of Share Awards that may be granted to any one director (who is not also an officer) during a calendar year, as calculated on the date of grant, to a maximum of $150,000 (previously $100,000). These amendments, which require shareholder approval, were made in accordance with the amendment provision contained in the Share Award Incentive Plan and have been conditionally approved by the TSX. See "Matters to be Acted Upon at the Meeting – Amendment of the Share Award Incentive Plan".
Listed below is a summary of the principal terms of the Share Award Incentive Plan. A copy of the Share Award Incentive Plan, which incorporates the amendments described above, is accessible on the SEDAR website at www.sedar.com (filed on April 18, 2016 under the filing category Other securityholders documents). Capitalized terms used but not defined in the following disclosure shall have the meanings ascribed thereto in the Share Award Incentive Plan.
Purpose of the Share Award Incentive Plan
The principal purposes of the Share Award Incentive Plan are: (i) to attract and retain qualified Service Providers that Baytex and its subsidiaries require; (ii) to promote a proprietary interest in Baytex by such Service Providers and to encourage such persons to remain in the employ or service of Baytex and its subsidiaries and put forth maximum efforts for the success of the business of Baytex and its subsidiaries; and (iii) to focus management of Baytex and its subsidiaries on operating and financial performance and long-term total shareholder return.

Incentive-based compensation such as the Share Award Incentive Plan is an integral component of compensation for Service Providers. The attraction and retention of qualified Service Providers has been identified as one of the key risks to Baytex's long-term strategic growth plan. The Share Award Incentive Plan is intended to maintain Baytex's competitiveness within the North American oil and gas industry to facilitate the achievement of its long-term goals. In addition, this incentive-based compensation is intended to reward Service Providers for meeting certain pre‑defined operational and financial goals which have been identified for increasing long-term total shareholder return.
Overview
The Board of Directors of Baytex has delegated the authority to administer the Share Award Incentive Plan to the Compensation Committee.
Under the terms of the Share Award Incentive Plan, any Service Provider may be granted Restricted Awards or Performance Awards. In determining the Service Providers to whom Share Awards may be granted ("Grantees"), the number of common shares to be covered by each Share Award and the allocation of the Share Award between Restricted Awards and Performance Awards, the Compensation Committee may take into account such factors as it shall determine in its sole discretion, including any one or more of the following factors:

(a)	compensation data for comparable benchmark positions among the Peer Comparison Group;

(b)	the duties, responsibilities, position and seniority of the Grantee;

(c)
the Corporate Performance Measures for the applicable period compared with internally established performance measures approved by the Compensation Committee and/or similar performance measures of members of the Peer Comparison Group for such period;

(d)	the individual contributions and potential contributions of the Grantee to the success of Baytex;

(e)	any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of Baytex;

(f)	the Fair Market Value or current market price of the common shares at the time of such Share Award; and

(g)	such other factors as the Compensation Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Share Award Incentive Plan.
Grant Practice
For share awards granted in 2014 and 2015, the Compensation Committee's practice was to issue common shares pursuant to restricted and performance awards as to one-sixth on the first anniversary of the grant date and as to one-sixth every six months thereafter (with the last issuance to occur 42 months following the grant date).
On December 9, 2015, the Compensation Committee approved a change to its grant practice. For any new share awards granted after December 9, 2015, the Compensation Committee's practice is to issue common shares pursuant to restricted and performance awards as to one-sixth on the six month anniversary of the grant date and as to one-sixth every six months thereafter (with the last issuance to occur 36 months following the grant date). The change enhanced the value of the Share Awards to Service Providers by shortening the period of time they must wait before the first issue date occurs.
Restricted Awards
Each Restricted Award entitles the holder to be issued the number of common shares designated in the Restricted Award (plus dividend equivalents as described below) with such common shares to be issued on dates determined by the Compensation Committee.

Performance Awards
Each Performance Award entitles the holder to be issued the number of common shares designated in the Performance Award (plus dividend equivalents as described below) multiplied by a Payout Multiplier, with such common shares to be issued on dates determined by the Compensation Committee.
The Payout Multiplier is determined by the Compensation Committee based on an assessment of the achievement of the pre-defined Corporate Performance Measures in respect of the applicable period. Corporate Performance Measures may include: relative total shareholder return; recycle ratio; activities related to the growth of Baytex; average production volumes; unit costs of production; total proved reserves; health, safety and environmental performance; the execution of Baytex's strategic plan and such additional measures as the Compensation Committee shall consider appropriate in the circumstances. The Payout Multiplier for a particular period can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) or 2x (for first quartile ranking). For those Performance Awards where the Issue Date occurs on the second or third anniversary of the grant date, the Payout Multiplier will be the arithmetic average of the Payout Multiplier for each of the two or three preceding fiscal years, respectively.
Dividend Equivalents
The Share Award Incentive Plan provides for cumulative adjustments to the number of common shares to be issued pursuant to Share Awards on each date that dividends are paid on the common shares by an amount equal to a fraction having as its numerator the amount of the dividend per common share multiplied by the Adjustment Ratio immediately prior to the record date for such dividend and having as its denominator the price, expressed as an amount per common share, paid by participants in our dividend reinvestment plan to reinvest their dividends in additional common shares on the applicable dividend payment date, provided that if Baytex has suspended the operation of such plan or does not have such a plan, then the Reinvestment Price shall be equal to the Fair Market Value of the common shares on the trading day immediately preceding the dividend payment date.
Under the Share Award Incentive Plan, in the case of a non-cash dividend, including common shares or other securities or property, the Compensation Committee will, in its sole discretion and subject to the approval of the Exchange, determine whether or not such non-cash dividend will be provided to the Share Award holder and, if so provided, the form in which it shall be provided.
Limitation on Common Shares Reserved
The Share Award Incentive Plan provides that the maximum number of common shares reserved for issuance from time to time pursuant to outstanding Share Awards (and any other long-term incentive plans) shall not exceed a number of common shares equal to 3.3% of the aggregate number of issued and outstanding common shares.
At the meeting, shareholders are being asked to pass an ordinary resolution to increase the maximum number of common shares reserved for issuance to 3.8% of the issued and outstanding common shares at the relevant time. See "Matters to be Acted Upon at the Meeting – Amendment of the Share Award Incentive Plan".

Limitations on Share Awards
The aggregate number of Share Awards granted to any single Service Provider shall not exceed 5% of the issued and outstanding common shares, calculated on an undiluted basis. In addition: (i) the number of common shares issuable to insiders at any time, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares; and (ii) the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares. The number of common shares issuable pursuant to the Share Award Incentive Plan to Non-Management Directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares and the value of all Share Awards granted to any one Non-Management Director during a calendar year, as calculated on the date of grant, cannot exceed $100,000 (for purposes of monitoring compliance with these limitations, a Payout Multiplier of 1x will be assumed for any Performance Awards).
At the meeting, shareholders are being asked to pass an ordinary resolution to increase the limitation on the value of Share Awards that may be granted to any one director (who is not also an officer) during a calendar year, as calculated on the date of grant, to a maximum of $150,000. See "Matters to be Acted Upon at the Meeting – Amendment of the Share Award Incentive Plan".
Issue Dates
If a Grantee is prohibited from trading in securities of Baytex as a result of the imposition by Baytex of a trading blackout (a "Blackout Period") and the Issue Date of a Share Award held by such Grantee falls within a Blackout Period, then the Issue Date of such Share Award shall be extended to the date that is three business days following the end of such Blackout Period.
Payment of Share Awards
On the Issue Date, Baytex shall have the option of settling any amount payable in respect of a Share Award by any of the following methods or by a combination of such methods:

(a)	common shares issued from the treasury of Baytex; or

(b)
with the consent of the Grantee, cash in an amount equal to the aggregate Fair Market Value of such common shares that would otherwise be delivered in consideration for the surrender by the Grantee to Baytex of the right to receive such common shares under such Share Award.

The Share Award Incentive Plan does not contain any provisions for financial assistance by Baytex in respect of Share Awards granted thereunder.
Change of Control
In the event of a Change of Control of Baytex, the Issue Date(s) applicable to the Share Awards will be accelerated such that the common shares to be issued pursuant to such Share Awards will be issued immediately prior to the date upon which the Change of Control is completed and the Payout Multiplier applicable to any Performance Awards shall be determined by the Compensation Committee who would assess Baytex’s performance for the applicable period relative to the pre-established Corporate Performance Measures.
Under the Share Award Incentive Plan, a Change of Control means:

(a)	a successful take-over bid, pursuant to which the offeror as a result of such take-over bid beneficially owns in excess of 50% of the outstanding common shares; or

(b)
any change in the beneficial ownership or control of the outstanding securities or other interests which results in (i) a person or group of persons acting jointly or in concert, or (ii) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or other interests of Baytex; or

(c)	Incumbent Directors no longer constituting a majority of the Board; or

(d)
the completion of an arrangement, merger or other form of reorganization of Baytex where the holders of the outstanding voting securities or interests of Baytex immediately prior to the completion of the arrangement, merger or other form of reorganization will hold 50% or less of the outstanding voting securities or interests of the continuing entity upon completion of the arrangement, merger or other form of reorganization; or

(e)
the winding up or termination of Baytex or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of Baytex to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of Baytex is continued and where the security holdings in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a Change of Control if paragraphs (b) and (c) above were applicable to the transaction); or

(f)
any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Share Award Incentive Plan;

provided that a Change of Control shall be deemed not to have occurred if a majority of the Board, in good faith, determines that a Change of Control was not intended to occur in the particular circumstances in question.
Early Termination Events
Pursuant to the Share Award Incentive Plan, unless otherwise determined by the Compensation Committee or unless otherwise provided in a Share Award Agreement pertaining to a particular Share Award or any written employment or consulting agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(a)
Death - If a Grantee ceases to be a Service Provider as a result of the Grantee's death, the Issue Date for all common shares awarded to such Grantee under any outstanding Share Award Agreements shall be accelerated to the Cessation Date, provided that the President and Chief Executive Officer of Baytex in the case of a Grantee who is not a director or officer and the Compensation Committee in all other cases, taking into consideration the performance of such Grantee and the performance of Baytex since the date of grant of the Share Award(s), may determine in its sole discretion the Payout Multiplier to be applied to any Performance Awards held by the Grantee.

(b)
Termination for Cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be immediately terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(c)
Voluntary Resignation - If a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is fourteen (14) days after the Cessation Date, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(d)
Other Termination - If a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b) and (c) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(e)
Non-Management Directors - If a Grantee who is a Non-Management Director ceases to be a Service Provider as a result of: (A) a voluntary resignation or voluntarily not standing for re-election as a director of Baytex, such events shall be treated as a voluntary resignation under (c) above; or (B) failing to be re-elected as a director of Baytex by the Shareholders, such event shall be treated as a termination under (d) above.

Assignment
Except in the case of death, the right to receive common shares pursuant to a Share Award granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the Share Award Incentive Plan, no assignment, sale, transfer, pledge or charge of a Share Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Share Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Share Award shall terminate and be of no further force or effect.
Amendment and Termination of Plan
The Share Award Incentive Plan and any Share Awards granted pursuant thereto may, subject to any required approval of the Exchange, be amended, modified or terminated by the Board of Directors of Baytex without the approval of Shareholders. Notwithstanding the foregoing, the Share Award Incentive Plan or any Share Award may not be amended without Shareholder approval to:

(a)	increase the percentage of common shares reserved for issuance pursuant to Share Awards in excess of the limit currently prescribed in the Share Award Incentive Plan;

(b)
extend the Issue Date of any Share Awards issued under the Share Award Incentive Plan beyond the latest Issue Date specified in the Share Award Agreement (other than as permitted by the terms and conditions of the Share Award Incentive Plan);

(c)	permit a Grantee to transfer Share Awards to a new beneficial holder other than for estate settlement purposes;

(d)	change the limitations on the granting of Share Awards described above under "Limitations on Share Awards"; and

(e)	change the amending provision of the Share Award Incentive Plan.
In addition, no amendment to the Share Award Incentive Plan or any Share Awards granted pursuant thereto may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any Share Award previously granted to such Grantee under the Share Award Incentive Plan.
Pension Plan Benefits
We do not have any pension plans for our employees. We have established a savings plan to assist employees in meeting their savings goals. See "Compensation Discussion and Analysis – How We Compensate Our Executives – Other Benefits".
Employment Contracts
Baytex Energy has entered into agreements with each of the Named Executive Officers that provide for certain payments to be made in certain circumstances following the occurrence of a "change of control" of Baytex. The agreements define a "change of control" in the same manner as the Share Award Incentive Plan (see "Executive Compensation – Share Award Incentive Plan – Change of Control").

The agreements do not apply in the event of a termination of employment in advance of a change of control. In such circumstances, the Named Executive Officers' entitlements, other than Mr. Bowzer, would be based on the common law, statute and the rights granted to such individuals under the Share Award Incentive Plan. In the case of Mr. Bowzer, his offer of employment provided that, in the event of a termination without cause in advance of a change of control, his severance payment would be based on the common law notice period, with credit given for years of service with his prior employer. In addition, Mr. Bowzer would be reimbursed for reasonable relocation expenses and receive a monetary amount in lieu of Share Awards that are forfeited during the common law notice period.
The following table shows the compensation arrangements that would be provided to the Named Executive Officers upon the occurrence of the termination events listed below.

Termination Event	Applies to	Arrangement
Change of Control and termination of employment by Baytex Energy or the executive (for any reason)(1)	President and Chief Executive Officer
Base Salary: to receive 30 months base salary.
Bonus Consideration: to receive 2.5 times the annual bonus paid for the immediately preceding year plus a pro-rated amount for the portion of the current year worked.
Benefits Plans: to receive 30 times the monthly payments made by Baytex.
Share Awards: issue dates are accelerated to the date of the change of control.

Change of Control and a subsequent Termination without Cause or Constructive Dismissal or Involuntary Relocation(1)	All Named Executive Officers (other than the President and Chief Executive Officer)
Base Salary: to receive 24 months base salary.
Bonus Consideration: to receive two times the annual bonus paid for the immediately preceding year plus a pro-rated amount for the portion of the current year worked.
Benefits Plans: to receive 24 times the monthly payments made by Baytex.
Share Awards: issue dates are accelerated to the date of the change of control.

Termination without Cause in advance of a Change of Control	President and Chief Executive Officer
Severance Payment: to receive amount based on common law notice period, with credit given for years of service with prior employer.
Relocation: to receive reimbursement for reasonable relocation expenses.
Share Awards: to receive payment in lieu of Share Awards that are forfeited during the common law notice period.

Note:

(1)
If following the occurrence of a change of control, the officer does not continue to be employed at a level of responsibility and compensation at least commensurate with their level of responsibility and compensation immediately prior to the change of control or the officer is relocated to a location other than Calgary, Alberta, without their consent, the officer may, within six months following the date of the change of control, treat their employment as being terminated. In addition, the agreement with the President and Chief Executive Officer provides him with the right, within six months following the date of the change of control, to treat his employment as being terminated.

The following table sets forth the estimated incremental payments that would be made to each of the Named Executive Officers assuming that a change of control and termination of employment occurred on December 31, 2015.

Name	Severance Period (years)	Salary	Bonus	Benefits and Perquisites	Share Awards(1)	Total Incremental Payment
James L. Bowzer	2.5	1,550,000	775,000	178,520	548,809	3,052,329
Rodney D. Gray	2.0	700,000	280,000	86,210	186,677	1,252,887
Richard P. Ramsay	2.0	780,000	320,000	98,931	231,111	1,430,042
Geoffrey J. Darcy	2.0	660,000	180,000	82,210	139,642	1,061,852
Brian G. Ector	2.0	590,000	180,000	75,210	147,083	992,293
Note:

(1)
In the event of a change of control, the Share Award Incentive Plan provides that the issue date(s) applicable to the share awards will be accelerated such that the common shares to be issued pursuant to such share awards will be issued immediately prior to the date upon which the change of control is completed and the payout multiplier applicable to any performance awards shall be determined by the Compensation Committee. The amounts shown in the table are calculated by multiplying the number of restricted awards and performance awards by the closing price of the common shares on the TSX on December 31, 2015 ($4.48). For performance awards, a payout multiplier of 1x is assumed. The calculated value does not include the value of dividend equivalents on the underlying awards.

Liability Insurance of Directors and Officers
We maintain directors' and officers' liability insurance coverage for losses to Baytex if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects us against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Baytex. All of our directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance in 2015 was US$590,000.
In addition, we have entered into indemnity agreements with each of our directors and officers pursuant to which we have agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform to the provisions of the Business Corporations Act (Alberta).
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The only compensation plan under which equity securities of Baytex may be issued is the Share Award Incentive Plan, which reserves for issuance a maximum of 3.3% of the issued and outstanding common shares at any given time. See "Executive Compensation – Share Award Incentive Plan".
At the meeting, shareholders are being asked to pass an ordinary resolution to increase the maximum number of common shares reserved for issuance to 3.8% of the issued and outstanding common shares at the relevant time. See "Matters to be Acted Upon at the Meeting – Amendment of the Share Award Incentive Plan".

The following table outlines all compensation plans under which equity securities of Baytex are authorized for issuance as of December 31, 2015 (based on a maximum share reserve of 3.3%). For information on the number of share awards outstanding as at April 1, 2016, please see "Matters to be Acted Upon at the Meeting – Amendment of the Share Award Incentive Plan – Background".

	Number of Common Shares to be Issued Upon Conversion of Share Awards	Weighted average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the equity compensation plans
Equity compensation plans approved by shareholders(1)	1,106,000	n/a	5,843,000
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	1,106,000	n/a	5,843,000
Note:

(1)
The only compensation plan under which equity securities of Baytex may be issued is the Share Award Incentive Plan. See "Executive Compensation – Share Award Incentive Plan". The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents on the underlying awards and assumes a payout multiplier of 1x for the performance awards.

EQUITY OWNERSHIP
The following table summarizes the common shares and other securities beneficially owned, controlled or directed (directly or indirectly) by each of the Named Executive Officers, all other officers (as a whole) and all directors (as a whole) as of April 1, 2016 based on information provided by such individuals.

Name	Common Shares(1)		Performance Awards(2)		Restricted Awards(2)		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
Named Executive Officers:
James L. Bowzer	149,308	752,512	264,667	1,333,922	66,167	333,482	2,419,916
Rodney D. Gray	42,445	213,923	110,001	554,405	36,668	184,807	953,135
Richard P. Ramsay	71,373	359,720	120,864	609,155	41,723	210,284	1,179,158
Geoffrey J. Darcy	80,532	405,881	59,260	298,670	31,910	160,826	865,378
Brian G. Ector	65,031	327,756	63,590	320,494	34,241	172,575	820,824
Total Named Executive Officers	408,689	2,059,793	618,382	3,116,645	210,709	1,061,973	6,238,411
Other Officers	210,079	1,058,798	321,205	1,618,873	166,976	841,559	3,519,230
Directors	2,247,037	11,325,066	281,453	1,418,523	70,361	354,619	13,098,209
Total Officers and Directors	2,865,805	14,443,657	1,221,040	6,154,042	448,046	2,258,152	22,855,851
Notes:

(1)	The value of the common shares was calculated by multiplying the number of common shares by the closing price of the common shares on the TSX on April 1, 2016 ($5.04).

(2)
The value of the performance awards and the restricted awards was calculated by multiplying the number of awards by the closing price of the common shares on the TSX on April 1, 2016. For performance awards, a payout multiplier of 1x was assumed. The calculated value does not include the value of dividend equivalents on the awards.

OWNERSHIP GUIDELINES
The Board has established the following ownership guidelines for officers and directors. The President and Chief Executive Officer is required to acquire and hold common shares having a value of at least three times his annual base salary, with such ownership level to be attained within a period of three years from the date of appointment. All other officers of the Corporation are required to acquire and hold common shares having a value of at least one times their annual base salary, with such ownership level to be attained within a period of three years from the date of appointment or December 8, 2017, whichever is later. The Chairman of the Board and the independent directors are expected to own common shares having a value of at least three times: (i) the amount of their annual retainer; and (ii) the value of their annual grant under the Share Award Incentive Plan, with such ownership level to be attained within a period of three years from their date of their election/appointment. An officer or director can meet these guidelines if either the market value or the adjusted cost base of their common shares exceeds their ownership guideline.
The following table sets out the ownership value guideline for each Named Executive Officer, the Chairman of the Board and each director and whether they have met such guideline (as at April 1, 2016).

Name	Principal Position	Ownership Value Guideline(1) ($)	Guideline Met (Y) or Investment Required to Meet Guideline(2)

James L. Bowzer	President and Chief Executive Officer	1,860,000	Y
Rodney D. Gray	Chief Financial Officer	350,000	Y
Richard P. Ramsay	Chief Operating Officer	390,000	Y
Geoffrey J. Darcy	Senior Vice President, Marketing	330,000	Y
Brian G. Ector	Senior Vice President, Capital Markets and Public Affairs	295,000	Y
John A. Brussa	Director	420,000	Y
Raymond T. Chan	Chairman of the Board	1,080,000	Y
Edward Chwyl	Director	420,000	Y
Naveen Dargan	Director	420,000	Y
R.E.T. (Rusty) Goepel	Director	420,000	Y
Gregory K. Melchin	Director	420,000	Y
Mary Ellen Peters	Director	420,000	$76,350 (3)
Dale O. Shwed	Director	420,000	Y
Notes:

(1)	The ownership value guideline for the Named Executive Officers is based on 2015 base salaries.

(2)	Individuals are in compliance if either the market value or the adjusted cost base of their common shares (i.e., the amount paid to acquire the common shares) exceeds their ownership guideline.

(3)	Ms. Peters has until July 1, 2016 to meet the ownership guideline.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Board of Directors
Based on the definition of "independence" contained in National Instrument 58-101 "Disclosure of Corporate Governance Practices" and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Nominating and Governance Committee has determined that seven of our nine directors, representing 77% of the directors, are independent. These seven independent directors are: John A. Brussa, Edward Chwyl, Naveen Dargan, R.E.T. (Rusty) Goepel, Gregory K. Melchin, Mary Ellen Peters and Dale O. Shwed.
James L. Bowzer in not considered to be independent as he currently serves as our President and Chief Executive Officer. Raymond T. Chan is not considered to be independent as he served as an executive officer within the last three years. Under National Instrument 58-101 "Disclosure of Corporate Governance Practices", Mr. Chan will not be considered to be independent until May 31, 2017.
Mr. Brussa is Vice Chairman of Burnet, Duckworth & Palmer LLP, a law firm which receives fees for the provision of legal services to Baytex. The Nominating and Governance Committee has reviewed and considered this relationship and determined that it does not interfere with the exercise of Mr. Brussa's independent judgement in his role as a member of the Board.
At each meeting of the Board and its committees, an opportunity is provided for the independent members to meet independently of the non-independent members and members of management (commonly referred to as an "in camera session"). During the year ended December 31, 2015, a total of 15 in camera sessions were held by the Board and its committees.
Raymond T. Chan resigned as our Executive Chairman on May 31, 2014 and was appointed Chairman of the Board on June 1, 2014. As Mr. Chan will not be considered to be independent for a period of three years following his resignation as an executive officer, we will continue to utilize a Lead Independent Director in our governance structure.
As Chairman of the Board, Mr. Chan provides overall leadership to our Board. Among other things, the Chairman of the Board maintains a liaison and communication with (i) the Lead Independent Director, the other directors and the committee chairs to co-ordinate input from directors and optimize the effectiveness of our Board and its committees and (ii) our Chief Executive Officer to ensure that our Board receives adequate and regular updates from the Chief Executive Officer on all issues important to the welfare and future of Baytex. Our Chairman of the Board is also responsible for the overall management of our Board.
Edward Chwyl was appointed Lead Independent Director of Baytex on January 11, 2011. The Lead Independent Director's primary role is to act as a liaison between management and the independent directors to ensure the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities, including those matters set forth in the mandate of the Board. In this regard, the Lead Independent Director acts as chair of meetings of the Board in the absence of the Chairman of the Board, acts as chair of the in camera sessions held during meetings of the Board and ensures that reasonable procedures are in place for directors to engage outside advisors at Baytex's expense in appropriate circumstances. The Lead Independent Director also assists with the director assessment process by meeting with the Chairman of the Board to review the survey results relating to the Chairman of the Board and, if requested by the Nominating and Governance Committee, meeting with each director to obtain insight as to where they believe the Board and its Committees could be operating more effectively.

The following table lists the names of other reporting issuers on which our directors serve as a director (or the equivalent):

Director	Names of Other Reporting Issuers
James L. Bowzer	None
John A. Brussa
Argent Energy Ltd. (the administrator of Argent Energy Trust), Cardinal Energy Ltd., Crew Energy Inc., Just Energy Group Inc., Leucrotta Exploration Inc., Long Run Exploration Ltd., RMP Energy Inc., Storm Resources Ltd., TORC Oil & Gas Ltd., Twin Butte Energy Ltd., Virginia Hills Oil Corp. and Yoho Resources Inc.

Raymond T. Chan	Telus Corporation and TORC Oil & Gas Ltd.
Edward Chwyl	Long Run Exploration Ltd. and US Oil Sands Inc.
Naveen Dargan	None
R.E.T. (Rusty) Goepel	Telus Corporation
Gregory K. Melchin	ENMAX Corporation and Total Energy Services Inc.
Mary Ellen Peters	Gibson Energy Inc.
Dale O. Shwed	Crew Energy Inc. and TORC Oil & Gas Ltd.

Meeting Attendance
The following is a summary of attendance of our directors at meetings of our Board and its committees during the year ended December 31, 2015.

	Meetings Attended / Meetings Held
Name	Board	Audit Committee	Compensation Committee	Reserves Committee(2)	Nominating and Governance Committee	Overall Attendance
James L. Bowzer(1)	6/6	5/5	2/2	1/1	1/1	100%
John A. Brussa	6/6	-	-	1/1	1/1	100%
Raymond T. Chan (1)	6/6	5/5	2/2	1/1	1/1	100%
Edward Chwyl	6/6	-	2/2	1/1	1/1	100%
Naveen Dargan	6/6	6/6	2/2	1/1	-	100%
R.E.T. (Rusty) Goepel	5/6	-	-	-	1/1	86%
Gregory K. Melchin	6/6	6/6	-	1/1	-	100%
Mary Ellen Peters	6/6	6/6	2/2	-	-	100%
Dale O. Shwed	5/6	-	-	1/1	-	86%
Notes:

(1)
During 2015, Mr. Chan served as Chairman of the Board and Mr. Bowzer served as our President and Chief Executive Officer. In these capacities, they are typically invited to attend all committee meetings.

(2)	Members of the Audit Committee are invited to attend the meeting of the Reserves Committee where the year-end reserves evaluations are reviewed.
Board Mandate
Our Board, either directly or through its committees, is responsible for the stewardship of Baytex. A copy of the mandate of our Board is attached as Schedule "A" hereto.

Board Committees
Our Board has four committees: the Audit Committee; the Compensation Committee; the Nominating and Governance Committee; and the Reserves Committee. Each of the committees is composed entirely of independent directors. No separate committees have been established to deal with health, safety and environmental matters as the Board has retained overall responsibility for them.
Audit Committee
The members of the Audit Committee are Naveen Dargan (Chairman), Gregory K. Melchin and Mary Ellen Peters. The committee's mandate includes:

•
reviewing financial statements, management's discussion and analysis, annual information forms and all public disclosure containing audited or unaudited financial information prior to submission to our Board for approval;

•	recommending to the Board the appointment of external auditors and the terms of their engagement;

•	overseeing the work of the external auditors, including meeting with the external auditors independently of our management;

•	reviewing and discussing accounting and reporting policies and changes in accounting principles;

•	reviewing with the external auditors our internal control systems and procedures; and

•	reviewing risk management policies and procedures.
Compensation Committee
The members of the Compensation Committee are Edward Chwyl (Chairman), Naveen Dargan and Mary Ellen Peters. The committee's mandate includes:

•
reviewing on a periodic basis the compensation policies and practices and overall philosophy of Baytex and, where appropriate, making recommendations to the Board regarding substantive changes to such compensation policies and practices and overall philosophy;

•	reviewing and recommending to the Board the retainers and fees to be paid to members of the Board;

•	reviewing on an annual basis the performance of the President and Chief Executive Officer (the "CEO");

•
determining and approving the compensation and benefits package and bonuses for each of the officers of Baytex and, in connection therewith, receiving and considering the CEO's recommendations for, and appraisal of the performance of, the other officers;

•
with respect to the compensation and benefits package and bonuses to be paid to the non-officer employees of Baytex, receiving and considering the recommendation of the CEO and determining and approving such compensation and benefits package and bonuses (with the allocation thereof to specific employees to be made by the CEO);

•	reviewing the CEO's recommendations for the type of long-term incentive plans to be utilized by Baytex and making recommendations in respect thereof to the Board;

•	administering our long-term incentive plans;

•	considering performance objectives for the ensuing year for the CEO and, if appropriate, the other officers of Baytex; and

•	preparing and recommending to the Board any required disclosures of compensation practices to be included in our information circular - proxy statement.

Nominating and Governance Committee
The members of the Nominating and Governance Committee are John A. Brussa (Chairman), Edward Chwyl and R.E.T. (Rusty) Goepel. The committee's mandate includes:

•	reviewing on a periodic basis the composition of the Board and its committees;

•	assessing on a periodic basis the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors and considering the appropriate size of the Board;

•	recommending suitable candidates as nominees for election or appointment as directors;

•	assessing on a periodic basis the effectiveness of the Board and Management Diversity Policy;

•	developing, for the review and approval of the Board, a mandate for the Board and each of its committees;

•
developing, for the review and approval of the Board, position descriptions outlining the duties and responsibilities of the Chairman of the Board, the Lead Independent Director, the chairman of each of the Board committees and the CEO;

•	developing, for the review and approval of the Board, a code of business conduct and ethics, disclosure policy, insider trading policy and share ownership guidelines; and

•	preparing and recommending to the Board any required disclosures of governance practices to be included in our information circular - proxy statement.
Reserves Committee
The members of the Reserves Committee are Dale O. Shwed (Chairman), John A. Brussa and Edward Chwyl. The committee's mandate includes:

•
providing a recommendation to the Board as to the appointment of an independent qualified reserves evaluator or auditor (the "Independent Evaluator") to prepare an estimate of our proved and probable reserves and related future net revenue (the "Reserves Data") as at the last day of our financial year;

•	if a change in the Independent Evaluator is proposed, determining the reason(s) therefor and whether there have been any disputes with management;

•
with respect to the annual estimate of the Reserves Data prepared by the Independent Evaluator: (a) reviewing the scope of work of the Independent Evaluator; (b) reviewing the procedures for providing information to the Independent Evaluator; (c) reviewing the estimate of the Reserves Data prepared by the Independent Evaluator, including the major assumptions used in preparing such estimate; (d) reviewing any material changes in the Reserves Data from the prior year; (e) meeting separately with management and the Independent Evaluator to determine whether any restrictions placed by management affected the ability of the Independent Evaluator to report without reservation on the Reserves Data; and (f) providing a recommendation to the Board as to whether to approve the report on the Reserves Data prepared by the Independent Evaluator;

•
providing a recommendation to the Board as to whether to approve the content and/or filing of the annual statement of the Reserves Data and other information prescribed by applicable securities laws, including any reports of the Independent Evaluator and of management in connection therewith; and

•
reviewing all matters relating to the preparation, disclosure and/or filing of information related to our reserves and making a recommendation to the Board as to whether to approve the disclosure and/or filing of such information.

Orientation and Continuing Education
Upon joining the Board, a new director is provided with a directors' information binder which includes a copy of the mandate of the Board and each of its committees, the Terms of Reference for the Chairman of the Board, Lead Independent Director, Chair of each Board committee and the Chief Executive Officer, our corporate policies and our by-laws. In addition, a new director is provided with copies of our continuous disclosure record and the minutes of the Board and committee meetings for the preceding 12 months and a copy of the materials from the last strategic planning session. A new director will also meet with the Chairman of the Board and Lead Independent Director (to discuss the functioning of the Board and our business strategy and governance structure), the Chair of each Board committee that the new director will be appointed to (to review the responsibilities of the committee) and with the CEO, the Chief Financial Officer, the Chief Operating Officer and the Vice President of each business unit and other key functions (to discuss our business and the industry in general).
No formal continuing education program currently exists for our directors. Each of our directors has the responsibility for ensuring that they maintain the skill and knowledge necessary to meet their obligations as a director. However, as part of their continuing education, our Board receives management presentations with respect to the operations and risks of our business in connection with our annual budgeting and planning process. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.
Our directors attend an annual strategy session with management. In 2015, the strategy session included a presentation by an independent industry specialist on the outlook for oil prices and the Eagle Ford play.
Retirement Policy / Board Tenure
We do not have a formal retirement policy for our directors or officers or a policy for term limits for our directors. We believe it is important that directors understand our industry and our business and this requires a certain length of tenure on the Board. We also want diverse viewpoints and those often come from newer directors. It is important to achieve an appropriate balance of both to ensure that the Board functions effectively. As at December 31, 2015, the Board was comprised of nine directors with an average tenure of 11 years on the Board. The tenure of the directors currently on the Board is summarized below:

•	33 percent (three directors) have been on the Board for greater than 15 years;

•	33 percent (three directors) have been on the Board for a period of more than 10 years but less than 15 years;

•	11 percent (one director) have been on the Board for a period of more than 5 years but less than 10 years; and

•	22 percent (two directors) have been on the Board for less than 5 years.
Ethical Business Conduct
Our Board has adopted a code of business conduct and ethics (the "Code") that applies to all employees, consultants, officers and directors of Baytex. A copy of the Code is accessible on the SEDAR website at www.sedar.com (filed February 22, 2012) and on our website at www.baytexenergy.com. Each employee, consultant, officer and director is required to confirm annually that he or she has read, understood and complied with the Code. Any reports of variance from the Code will be reported to the Board. There have been no material change reports filed since the beginning of our last financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.
In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and abstain from voting on any resolution to approve the contract or transaction.

Our Audit Committee has also adopted a statement on reporting ethical violations which provides employees, contractors and suppliers with the ability to report, on a confidential and anonymous basis, any violations within our organization, including, without limitation, criminal conduct, falsification of financial records or unethical conduct. Our Board believes that providing a forum for employees, contractors and suppliers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct. A copy of our statement on reporting ethical violations is accessible on our website at www.baytexenergy.com.
Nomination of Directors
The Nominating and Governance Committee, which is composed entirely of independent directors, is responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for appointment or election at the next annual meeting of shareholders. This committee has written terms of reference that clearly establish the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board.
In making its recommendations respecting the nomination of a director, the committee considers, among other factors, the competencies and skills the Board needs to possess as a whole, the competencies and skills that each existing director possesses, the competencies and skills each new nominee will bring to the position and whether or not each new nominee contributes to the diversity in gender, age and ethnicity of the Board. The committee also considers whether or not each new nominee can devote sufficient time and resources to their duties as a board member.
Assessments
In March 2015, under the direction of the Nominating and Governance Committee, each director completed three confidential surveys: (i) the Board and committee assessment survey (to provide directors with an opportunity to evaluate how effectively the Board and its committees are operating and to provide constructive input for the improvement of the Board and its committees); (ii) the director peer and self-assessment survey; and (iii) the Chairman of the Board assessment survey.
The Results of the Board and committee assessment survey were summarized and presented to the Board at a meeting on May 12, 2015. The results of the director peer and self-assessment survey were provided to the Chairman of the Board who met with each director individually to discuss any issues with an emphasis on maximizing the contribution of each director to the Board and continually improving the effectiveness of the Board. The results of the Chairman of the Board assessment survey (and the results of the director peer and self-assessment survey for the Chairman of the Board) were provided to the Lead Independent Director who met with the Chairman of the Board to discuss the results and identify any action items.
The Nominating and Governance Committee has approved a similar assessment process for 2016.
Diversity Policy
In March 2015, the Board adopted a written Board and Management Diversity Policy (the "Diversity Policy"). The Diversity Policy is applicable to both director and executive officer appointments and recognizes that it is in the best interest of the Corporation and all of its stakeholders to have diversity in gender, age and ethnicity within the Board and the management of the Corporation. Accordingly, the Mandate and Terms of Reference for the Nominating and Governance Committee includes as a specifically enumerated requirement that, when recommending individuals for appointment or election to the Board, the committee consider whether or not the candidate would contribute to the diversity in gender, age and ethnicity of the Board. Whether or not the candidate contributes to the diversity in gender, age and ethnicity of management will also be considered when executive officer appointments are made. To ensure that the Diversity Policy is effectively implemented, the Nominating and Governance Committee will periodically assess its effectiveness and, if required, recommend changes.

Board of Directors
Baytex has not yet adopted a target for the number of women on the Board. The Board believes that there is a significant benefit to Baytex by having a board comprised of directors with diverse backgrounds and intends to increase the representation of women on the Board without imposing a target. Assuming that all director nominees are elected as contemplated in this information circular – proxy statement, three of nine (33%) of the directors on the Board will impart ethnic and gender diversity and one of nine (11%) of the directors on the Board will be a woman.
Senior Management
Baytex has not yet adopted a target for the number of women in executive management positions. Baytex is committed to having a diverse workplace in which women and other individuals of diverse backgrounds will have the opportunity to succeed. Baytex believes that this commitment and its Diversity Policy will be effective in allowing individuals of diverse backgrounds and women advance to leadership positions. Currently, none of the 14 officers of Baytex and its material subsidiaries is a woman and, of Baytex's non-executive management, 7 of 24 (29%) are women.
Position Descriptions
Our Board has developed written position descriptions for the Chairman of the Board, the Lead Independent Director, the chairman of each of the committees of the Board and the CEO.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as disclosed herein, there were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since the beginning of our last financial year, or in any proposed transaction, which has affected or would materially affect us.
INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON
Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, except as disclosed herein.
ADDITIONAL INFORMATION
Our financial information is provided in our audited consolidated financial statements for the year ended December 31, 2015 and the related management's discussion and analysis of operating and financial results, which are contained in our 2015 annual report. Our annual information form also contains disclosure relating to our Audit Committee and the fees paid to Deloitte LLP in 2015. Copies of our annual report, annual information form, subsequent interim financial statements and this information circular - proxy statement may be obtained on request without charge from the Corporate Secretary of Baytex Energy Corp. at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, telephone (587) 952-3000. These documents and other information relating to us are accessible on the SEDAR website at www.sedar.com.

OTHER MATTERS
Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual and special meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.
Dated: April 18, 2016

SCHEDULE "A"
BAYTEX ENERGY CORP.
BOARD OF DIRECTORS
MANDATE AND TERMS OF REFERENCE
ROLE AND OBJECTIVE
The Board of Directors (the "Board") of Baytex Energy Corp. (the "Corporation") is responsible for the stewardship of the Corporation and any other subsidiary entities of the Corporation. In this Mandate and Terms of Reference, the Corporation and its subsidiary entities are collectively referred to as "Baytex". In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Baytex.
The objectives of the Board are to:

•	in consultation with the President and Chief Executive Officer of the Corporation (the "CEO"), define the principal objectives of Baytex;

•	supervise the management of the business and affairs of Baytex with the goal of achieving the principal objectives of Baytex;

•	discharge the duties imposed on the Board by applicable laws; and

•	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.
MEMBERSHIP

1.
The Board shall be comprised of not less than three members, a majority of whom are "independent" directors (within the meaning of National Instrument 58-101 "Disclosure of Corporate Governance Practices").

2.
The shareholders of the Corporation are entitled to nominate for election all of the members of the Board, to hold office until the close of the next annual meeting, by a vote at a meeting of shareholders. In accordance with the articles and by-laws of the Corporation, the members of the Board then in office have the authority to appoint additional directors and fill vacancies on the Board.

3.	The members of the Board should have or obtain sufficient knowledge of Baytex and the oil and gas business to assist in providing advice and counsel on relevant issues.

4.
Board members should offer their resignation from the Board to the Chairman of the Board (the "Chairman") following a change in personal circumstances which would reasonably interfere with their ability to serve as a Board member or reflect poorly on Baytex (for example, finding by a Court of fraud or conviction under the Criminal Code or securities legislation).

RESPONSIBILITIES
Without limiting the generality of the foregoing, the Board will perform the following duties:
Strategic Direction and Capital and Financial Plans

1.	Require the CEO to present annually to the Board a strategic plan and annual operating and capital plans for Baytex's business, which plans must:

(a)	be designed to achieve Baytex's principal objectives;

(b)	identify the principal strategic and operational opportunities and risks of Baytex's business; and

(c)	be approved by the Board as a pre-condition to the implementation of such plans.

2.
Review Baytex's progress towards the achievement of the goals established in the strategic, operating and capital plans and, if necessary, revise and alter such plans in light of changing circumstances.

3.	Approve acquisitions and dispositions in excess of expenditure limits established by the Board.

4.	Monitor the appropriateness of Baytex's capital structure, including:

(a)	approving the borrowing of funds and the establishment of credit facilities; and

(b)	approving issuances of additional shares or other securities of the Corporation, including securities convertible into shares, to the public and any offering documents, such as prospectuses.

5.	Approve the cash dividends to be paid on the shares of the Corporation.

6.	Approve all matters relating to a take-over bid for the securities of the Corporation.
Finances and Controls

1.
Identify the principal risks of Baytex's business, take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks and periodically evaluate the appropriateness of such systems.

2.
Ensure systems are in place for the implementation and maintenance of the integrity of Baytex's internal control and information systems, including maintenance of all required records and documentation.

3.	In consultation with the CEO, establish the limits of management's authority and responsibility in conducting Baytex's business.

4.
In consultation with the CEO, establish a disclosure policy for Baytex with the objective of ensuring that all financial information made public by the Corporation (including its annual and interim financial statements) is accurate and complete and fairly presents its financial position and performance.

5.	Ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis.

6.	Ensure that information relating to the Corporation's oil and natural gas activities is prepared and disclosed in accordance with applicable securities laws.

7.
In consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Baytex and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards.

8.	Require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Baytex and its officers and employees.

9.	Approve any material contracts to be entered into by Baytex.

10.	Recommend to the shareholders of the Corporation a firm of chartered accountants to be appointed as its auditors.
Human Resources

1.	Monitor overall human resources policies and procedures, including compensation and succession planning.

2.	Develop a position description for the CEO.

3.	Appoint the CEO and determine the terms of the CEO's employment with Baytex.

4.	Evaluate the performance of the CEO at least annually.

5.	In consultation with the CEO, appoint all officers of the Corporation and approve the terms of each officer's employment.

6.	Develop a system under which succession to senior management positions will occur in a timely manner.

7.	Approve any proposed significant change in the management organization structure of Baytex.

8.	Approve all retirement plans for officers and employees of Baytex.

9.	Review annually the adequacy and form of the compensation of directors.
Governance

1.	Develop position descriptions for the Chairman and, if applicable, the Lead Independent Director.

2.	Select nominees for election to the Board.

3.	Facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

(a)	appointing a Chairman and, if applicable, Lead Independent Director of the Board;

(b)	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

(c)	defining the mandate and terms of reference for each committee of the Board;

(d)	developing a position description for the chair of each committee of the Board;

(e)
ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman, Executive Chairman and the Lead Independent Director of the Board, as applicable, the Board as a whole, each committee of the Board and each director; and

(f)	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation.

4.	Review annually the composition of the Board and its committees.
General

1.	The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

2.	The Board shall have the authority to review any corporate report or material and to investigate any activity of Baytex and to request any employees to cooperate as requested by the Board.
MEETINGS AND ADMINISTRATIVE MATTERS

1.
At all meetings of the Board every question shall be decided by a majority of the votes cast. In case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

2.
The Chairman (or Executive Chairman) shall preside at all meetings of the Board, unless the Chairman (or Executive Chairman) is not present, in which case the Lead Independent Director shall act as chairman for purposes of the meeting.

3.	A quorum for meetings of the Board shall be a majority of its members. The rules for calling, holding, conducting and adjourning meetings of the Board are contained in the by-laws of the Corporation.

4.	Meetings of the Board should be scheduled to take place at least three times per year and at such other times as the Chairman may determine.

5.	Agendas, approved by the Chairman, shall be circulated to Board members along with background information on a timely basis prior to the Board meetings.

6.
The Board may invite those officers, directors and employees of the Corporation and its subsidiary entities as it may see fit from time to time to attend at meetings of the Board and assist thereat in the discussion and consideration of the matters being considered by the Board, provided that the CEO and the Chief Financial Officer of the Corporation shall attend all meetings of the Board, unless otherwise excused from all or part of any such meeting by the chairman of the meeting.

7.	At each meeting of the Board, an opportunity will be provided for the independent members of the Board to meet without the non-independent members of the Board and members of management being present.

8.	Minutes of the Board's meetings will be recorded and maintained and made available to any Board member upon request.

9.	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.
Approved by the Board of Directors on December 8, 2014